Filed pursuant to 424(b)(3)
Registration No. 333-255376

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 13 DATED MARCH 15, 2024
TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Ares Industrial Real Estate Income Trust Inc. dated April 17, 2023, as supplemented by Supplement No. 1, dated April 17, 2023, Supplement No. 2, dated May 3, 2023, Supplement No. 3, dated May 15, 2023, Supplement No. 4, dated June 15, 2023, Supplement No. 5, dated July 17, 2023, Supplement No. 6, dated August 15, 2023, Supplement No. 7, dated September 15, 2023, Supplement No. 8, dated October 16, 2023, Supplement No. 9, dated November 15, 2023, Supplement No. 10, dated December 15, 2023, Supplement No. 11, dated January 16, 2024 and Supplement No. 12, dated February 15, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of April 1, 2024;
●	the calculation of our February 29, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated information regarding distributions;
●	an update on our assets and performance;
●	updated information regarding completed real property acquisitions;
●	updated information with respect to our real estate debt and securities;
●	updated information with respect to our DST Program and debt obligations;
●	updated information regarding redemptions;
●	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;
●	updated historical company-level expenses;
●	updated certain historical NAV information;
●	updated experts information;
●	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed as part of our Annual Report on Form 10-K for the year ended December 31, 2023;
●	updated information regarding quantitative and qualitative disclosures about market risk; and
●	the consolidated financial statements, notes, and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2023.
●	APRIL 1, 2024 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of April 1, 2024 (and distribution reinvestment plan issuances following the close of business on March 29, 2024 and share redemptions as of March 31, 2024) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$12.7777	$13.3798
Class D	$12.7777	$12.7777
Class I	$12.7777	$12.7777

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 29, 2024. A calculation of the NAV per share is set forth in the section of this Supplement titled “February 29, 2024 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	FEBRUARY 29, 2024 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.areswmsresources.com/investment-solutions/AIREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals and valuations for certain of our debt-related assets, reviewing annual third-party real property appraisals, reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor, members or affiliates of our former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of February 29, 2024 and January 31, 2024:

	As of
(in thousands)	February 29, 2024	January 31, 2024
Investments in industrial properties	$8,475,600	$8,549,350
Investment in unconsolidated joint venture partnership	17,746	19,525
Investments in real estate debt and securities	237,719	202,182
DST Program Loans	173,023	200,842
Cash and cash equivalents	35,782	38,681
Other assets	69,859	72,215
Line of credit, term loans and mortgage notes	(3,528,628)	(3,478,176)
Secured financings on investments in real estate-related securities	(42,393)	(42,350)
Financing obligations associated with our DST Program	(1,425,072)	(1,578,782)
Other liabilities	(124,385)	(124,208)
Accrued performance participation allocation	—	—
Accrued fixed component of advisory fee	(5,655)	(5,767)
Aggregate Fund NAV	$3,883,596	$3,853,512
Total Fund Interests outstanding	303,935	295,538

The following table sets forth the NAV per Fund Interest as of February 29, 2024 and January 31, 2024:

		Class T	Class D	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of February 29, 2024
Monthly NAV	$3,883,596	$1,659,258	$257,513	$1,735,710	$231,115
Fund Interests outstanding	303,935	129,855	20,153	135,840	18,087
NAV Per Fund Interest	$12.7777	$12.7777	$12.7777	$12.7777	$12.7777
As of January 31, 2024
Monthly NAV	$3,853,512	$1,834,688	$262,693	$1,647,307	$108,824
Fund Interests outstanding	295,538	140,708	20,147	126,337	8,346
NAV Per Fund Interest	$13.0390	$13.0390	$13.0390	$13.0390	$13.0390

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for the Fund Interests. As of February 29, 2024, we estimated approximately $72.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of February 29, 2024, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.8%
Discount rate / internal rate of return	7.2%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the Fair Value of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.0%
	0.25	% increase	(2.8)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%

Prior to January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages, corporate-level credit facilities, and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of February 29, 2024, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●	STATUS OF THIS OFFERING

As of March 1, 2024, we had raised gross proceeds of approximately $1.7 billion from the sale of approximately 127.9 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $205.7 million. As of March 1, 2024, approximately $3.3 billion in shares remained available for sale pursuant to this offering, including approximately $1.0 billion in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.05 per share for each share class for the month of February 2024 and were paid to all stockholders of record as of the close of business on February 29, 2024. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class D shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class D	Class I
Month	Pay Date	Share	Share	Share
February 2024	3/1/2024	$0.042	$0.048	$0.050
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of February 29, 2024, our leverage ratio was approximately 40.5% (calculated as outstanding principal balance of our borrowings, including secured financings on investments in real estate-related securities, less cash and cash equivalents, divided by the fair value of our real property, our net investment in an unconsolidated joint venture partnership, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

As of February 29, 2024, we directly owned and managed a real estate portfolio that included 254 industrial buildings totaling approximately 53.7 million square feet located in 29 markets throughout the U.S., with 424 customers, and was 93.2% occupied (93.8% leased) with a weighted-average remaining lease term (based on square feet) of 4.0 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

In February we originated one debt-related investment comprised of a senior loan with an aggregate commitment of up to $36.4 million.

Quarter-to-date through February 29, 2024, we raised gross proceeds of approximately $67.8 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $2.7 million of DST Interests financed by DST Program Loans). The aggregate dollar amount of common stock redemptions requested for January and February, which were redeemed in full on February 1, 2024 and March 1, 2024, respectively, was $76.0 million. During February 2024, we issued 9.7 million OP Units in exchange for DST Interests for a net investment of $128.8 million.

The following table sets forth the total returns for the periods ended February 29, 2024:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	(1.69)%	(2.78)%	(12.12)%	8.14%
Class T Share Total Return (with sales charge) (3)	(6.11)%	(7.15)%	(16.08)%	7.36%
Class D Share Total Return (3)	(1.65)%	(2.69)%	(11.62)%	9.11%
Class I Share Total Return (3)	(1.63)%	(2.65)%	(11.41)%	9.12%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class D shares was July 2, 2018, which is when Class D shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2023 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	REAL ESTATE DEBT AND SECURITIES

Debt-Related Investments. As of December 31, 2023, we had two floating-rate debt-related investments with a weighted-average interest rate of 8.94% and a weighted-average remaining life of 2.45 years. As of December 31, 2023, the aggregate outstanding principal and aggregate carrying amount were both $129.1 million and total aggregate commitments were up to $174.8 million.

Available-for-Sale Debt Securities. As of December 31, 2023, we had debt security investments designated as available-for-sale debt securities. As of December 31, 2023, the aggregate fair value of these investments was $55.6 million.

•             DST PROGRAM AND DEBT OBLIGATIONS

DST Program and DST Program Loans. Our DST Program raises capital through private placement offerings by selling DST Interests in specific Delaware statutory trusts holding real properties. The following table presents our DST Program activity for the years ended December 31, 2023, 2022, and 2021:

	For the Years Ended December 31,
(in thousands)	2023	2022	2021
DST Interests sold	$416,507	$768,639	$492,168
DST Interests financed by DST Program Loans	52,542	84,798	68,772
Income earned from DST Program Loans (1)	8,884	4,811	861
(Decrease) increase in financing obligation liability appreciation (2)	(12,303)	26,568	—
Rent obligation incurred under master lease agreements (2)	67,324	41,702	6,039

(1)	Included in other income and expenses on the consolidated statements of operations.
(2)	Included in interest expense on the consolidated statements of operations.

As of December 31, 2023 and 2022, we had DST Program Loans with a combined carrying value of $202.7 million and $152.4 million, respectively, and a weighted-average interest rate of 5.00% and 4.63%, respectively, and a weighted-average maturity of 7.5 years and 9.3 years, respectively, related to the DST Program.

As of December 31, 2023 and 2022, we had financing obligations with a combined carrying value of $1.66 billion and $1.26 billion, respectively. Refer to “Note 7 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

The following information supplements, and should be read in conjunction with, the disclosure contained in the subsection titled “Debt Obligations” on page 145 of the Prospectus.

Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of December 31, 2023, we had approximately $3.4 billion of consolidated indebtedness with a weighted-average interest rate of 4.17%, which includes the effect of interest rate swap and cap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2023 was 2.4 years, excluding any extension options. The total gross book value of properties encumbered by our total consolidated debt as of December 31, 2023 was approximately $2.6 billion. See “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information.

●	DISTRIBUTIONS

The following information should be read in conjunction with the sections titled “Prospectus Summary—Distribution Policy,” “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities...” and “Description of Capital Stock—Distributions” beginning on pages 29, 62, and 224, respectively, of the Prospectus:

We intend to continue to accrue and make distributions on a regular basis. For the year ended December 31, 2023, approximately 1.1% of our total gross distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 98.9% of our total gross distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically, 48.0% were funded with proceeds from shares issued pursuant to our distribution reinvestment plan and 50.9% were funded with proceeds from financing activities. Some or all of our future distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, the net proceeds from shares sold in our securities offerings and from our sale of DST Interests. We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay distributions, which if insufficient could negatively impact our ability to pay such distributions.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan (“DRIP”)) for the years ended as of the dates indicated below:

	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
($ in thousands)	Amount	Percentage	Amount	Percentage
Distributions
Paid in cash (1)(2)	$92,790	52.0%	$85,950	52.6%
Reinvested in shares	85,756	48.0	77,575	47.4
Total	$178,546	100.0%	$163,525	100.0%
Sources of Distributions
Cash flows from operating activities (2)	$2,000	1.1%	$85,950	52.6%
Borrowings	90,790	50.9	—	—
DRIP (3)	85,756	48.0	77,575	47.4
Total	$178,546	100.0%	$163,525	100.0%

(1)	Includes distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings. See “Note 11 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding the ongoing distribution fees.
(2)	Includes distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3)	Stockholders may elect to have their distributions reinvested in shares of our common stock through our DRIP.
●	REDEMPTIONS

For the year ended December 31, 2023, we received eligible redemption requests for approximately 45.0 million shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $652.8 million, or an average price of $14.49 per share. For the year ended December 31, 2022, we received eligible redemption requests for approximately 14.1 million shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $213.4 million, or an average price of $15.13 per share. Our share redemption program states that for each calendar quarter redemptions will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

•     FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES

1) The following data supplements, and should be read in conjunction with the tables in the sections of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 24 and 185, respectively, of the Prospectus:

The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable.

	For the Year Ended December 31,		Payable as of
(in thousands)	2023	2022	December 31, 2023	December 31, 2022
Selling commissions and dealer manager fees—the Dealer Manager (1)	$4,449	$22,815	$—	$—
Ongoing distribution fees—the Dealer Manager (1)(2)	23,858	27,175	(1,549)	(2,459)
Advisory fee—fixed component—the Advisor	74,092	67,561	(5,813)	(6,371)
Performance participation allocation—the Advisor (3)	—	140,505	—	(140,505)
Other expense reimbursements—the Advisor (4)(5)	12,116	12,452	(2,799)	(2,624)
Property accounting fee—the Advisor (6)	3,017	2,803	129	(269)
DST Program selling commissions, dealer manager fees and distribution fees—the Dealer Manager (1)	6,393	8,584	(852)	(672)
Other DST Program related costs—the Advisor (5)	5,664	9,974	(215)	(145)
Development fees—the Advisor (7)	1,795	8,460	(588)	(471)
Total	$131,384	$300,329	$(11,687)	$(153,516)

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker dealers and servicing broker dealers.
(2)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. There were future estimated amounts payable of approximately $64.5 million and $92.1 million as of December 31, 2023 and 2022, respectively.
(3)	The 2022 performance participation allocation in the amount of $140.5 million became payable on December 31, 2022 and was settled in January 2023. The Advisor elected to settle the amounts owed partially in cash in the amount of $77.8 million and the remainder through the issuance of 4.1 million OP Units.
(4)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the Advisory Agreement, including, but not limited to, certain expenses described above, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.
(6)	The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain limited circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.
(7)	Development fees are included in the total development project costs of the respective properties and are capitalized in construction in progress, which is included in net investment in real estate properties on our consolidated balance sheets. Amounts also include our proportionate share of development acquisition fees relating to the BTC Partnerships, which are included in investment in unconsolidated joint venture partnership(s) on our consolidated balance sheets.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers, including a portion of compensation (whether paid in cash, stock, or other forms), benefits and other overhead costs of certain of our named executive officers, as well as employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. We incurred approximately $11.2 million, $11.4 million and $10.1 million for the years ended December 31, 2023, 2022 and 2021, respectively, for such compensation expenses reimbursable to the Advisor.

●	HISTORICAL COMPANY-LEVEL EXPENSES

During the year ended December 31, 2023, we incurred certain company-level expenses at an annualized rate equal to approximately 2.10% of our average NAV. Such fund-level expenses comprised (i) an advisory fee equal to an annualized 1.67% of our average NAV, (ii) general and administrative expenses equal to an annualized 0.34% of our average NAV and (iii) organization and offering costs equal to an annualized 0.09% of our average NAV. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $19.60 in these company-level expenses during 2023.

The information above should not be considered a representation of future company-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g., real estate taxes, property insurance and other real estate operating expenses).  See “Prospectus Summary—Compensation to the Advisor and its Affiliates” beginning on page 15 of the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

●	CERTAIN HISTORICAL NAV INFORMATION

The following table shows our NAV per share at the end of each quarter during 2023:

Date	Class T	Class D	Class I	OP Units
December 31, 2023	$13.2259	$13.2259	$13.2259	$13.2259
September 30, 2023	13.7232	13.7232	13.7232	13.7232
June 30, 2023	14.4381	14.4381	14.4381	14.4381
March 31, 2023	14.9908	14.9908	14.9908	14.9908

●	EXPERTS

The consolidated financial statements of Ares Industrial Real Estate Income Trust Inc. as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements included in this Supplement under the section titled “February 29, 2024 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.

•        MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements and notes thereto included in the section of this Supplement titled “Consolidated Financial Statements and Notes”. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024 for a description of these risks and uncertainties.

OVERVIEW

General

Ares Industrial Real Estate Income Trust Inc. is a Maryland corporation formed on August 12, 2014 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We currently operate as a REIT for U.S. federal income tax purposes, and elected to be treated as a REIT beginning with our taxable year ended December 31, 2017. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through the Operating Partnership.

We intend to offer shares of our common stock on a continuous basis, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. In order to execute this strategy in compliance with federal securities laws, we may file new registration statements to replace existing registration statements. On August 4, 2021, the SEC declared our registration statement on Form S-11 with respect to our third public offering of up to $5.0 billion of shares of our common stock effective, and the third public offering commenced the same day. Under the third public offering, we are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class D shares and Class I shares. We may reallocate amounts between the primary offering and distribution reinvestment plan.

Pursuant to our public offering, we offered and continue to offer shares of our common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the NAV per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of common stock, and is available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share. See Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Net Asset Value” in our Annual Report on Form 10-K for the year ended December 31, 2023 for further detail.

Additionally, we have a program to raise capital through private placement offerings by selling DST Interests. These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete Section 1031 Exchanges. We expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete Section 1031 Exchanges. We also offer DST Program Loans to finance no more than 50% of the purchase price of the DST Interests to certain purchasers of the DST Interests. During the year ended December 31, 2023, we sold $416.5 million of gross interests related to the DST Program, $52.5 million of which were financed by DST Program Loans. See “Note 7 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

During the year ended December 31, 2023, we raised gross proceeds of approximately $283.2 million from the sale of approximately 18.9 million shares of our common stock, including shares issued pursuant to our distribution reinvestment plan. See “Note 9 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for information concerning our public offering.

As of December 31, 2023, we directly owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet located in 29 markets throughout the U.S., with 429 customers, and was 93.5% occupied (93.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. During the year ended December 31, 2023, we transacted approximately 8.9 million square feet of new and renewal leases, and rent growth on comparable leases averaged 55.3%, calculated using cash basis rental rates (60.3% when calculated using GAAP basis rental rates). Industrial market fundamentals remain favorable and we continue to evaluate acquisition opportunities within the industrial market to effectively execute our business strategy. Refer to “Note 3 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for detail regarding our 2023 acquisition activity. As of December 31, 2023, our real estate portfolio included:

●	249 industrial buildings totaling approximately 51.9 million square feet comprised our operating portfolio, which includes stabilized properties, and was 97.3% occupied (97.7% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years; and
●	Seven industrial buildings totaling approximately 2.1 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Additionally, as of December 31, 2023, we owned and managed two industrial buildings either under construction or in the pre-construction phase totaling approximately 0.2 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

As of December 31, 2023, we owned and managed two industrial buildings totaling approximately 0.8 million square feet and three buildings that were either under construction or in the pre-construction phase totaling approximately 1.0 million square feet, through our 8.0% minority ownership interest in the BTC II B Partnership. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

As of December 31, 2023, we had debt security investments designated as available-for-sale securities with a fair value of $55.6 million and a cumulative unrealized gain of $0.4 million from the acquisition dates. The weighted-average remaining term of our debt securities, which is based on the fully extended maturity date of the instruments, was approximately 3.21 years as of December 31, 2023.

As of December 31, 2023, we had two debt-related investments comprised of floating-rate senior loans with an aggregate commitment of up to $174.8 million, with a weighted-average remaining term of 2.45 years and a weighted-average interest rate of 8.94%, calculated based on Term SOFR plus a weighted-average margin of 3.58%. As of December 31, 2023, the outstanding principal amount and fair value were both $129.1 million.

We have used, and intend to continue to use, the net proceeds from our offerings primarily to make investments in real estate assets. We may use the net proceeds from our offerings to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our offerings, and other circumstances existing at the time we make our investments.

Our primary investment objectives include the following:

●	preserving and protecting our stockholders’ capital contributions;
●	providing current income to our stockholders in the form of regular distributions; and
●	realizing capital appreciation in our NAV from active investment management and asset management.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or only certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes.

We expect to manage our corporate financing strategy under the current mortgage lending and corporate financing environment by considering various lending sources, which may include long-term fixed-rate mortgage loans, floating-rate mortgage notes, unsecured or secured lines of credit or term loans, private placement or public bond issuances, and the assumption of existing loans in connection with certain property acquisitions, or any combination of the foregoing.

Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in both the U.S. and global financial markets and economic and political environments.

Fiscal year 2023 was characterized by high volatility that permeated throughout financial markets, driven by heightened inflationary pressure, rising interest rates, more regulatory uncertainty and greater geopolitical risks. However, the publicly-traded equity and credit markets improved toward the end of the year for most asset classes, driven by greater stability of the U.S. banking system and resilient fundamental macroeconomic performance. While broad inflationary pressures have shown signs of moderation, the commercial real estate markets continue to be impacted by certain property specific and macroeconomic factors. Most notably, the Federal Reserve’s tightening monetary policy resulted in another year of increases in short term market rates amidst volatile interest rate expectations and more restrictive credit conditions, stemming largely from increased capital requirements for regulated lending institutions. Collectively, these market dynamics posed challenges to commercial real estate values and transaction activity during the year. Although the Federal Reserve has signaled a potential decrease in interest rates in 2024, there is no certainty with respect to this outlook or even the magnitude or pace of potential decreases or even if such decreases will occur, especially if inflation begins to rebound. Periods of excessive or prolonged inflation and rising interest rates may negatively impact our customers’ businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our net operating income and NAV.

Offsetting some of these headwinds is the material decline in new real estate developments in the industrial sector that unfolded throughout 2023 and is expected to continue into 2024. Ultimately, this lack of future inventory may result in a shortage of contemporary, in demand properties in the years to come. Alongside this trend, there is a significant amount of unspent capital targeting commercial real estate properties that could support values and elevate transaction activity. We also believe that the potentially adverse market trends described above may be offset by the continued strong operating fundamentals in the industrial sector. While we saw capitalization rates and yields continuing to widen during the fourth quarter of 2023, which resulted in a softening of property valuations, industrial operating fundamentals remain favorable, supported by positive rent growth and low vacancy rates.

We believe our portfolio is well-positioned in this market environment. However, there is no guarantee that our outlook will remain positive for the long-term, especially if leasing fundamentals weaken in the future.

RESULTS OF OPERATIONS

Summary of 2023 Activities

During the year ended December 31, 2023, we completed the following activities:

●	Our NAV decreased to $13.23 per share as of December 31, 2023 as compared to $15.26 per share as of December 31, 2022. See “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Performance” in our Annual Report on Form 10-K for the year ended December 31, 2023 for additional information regarding this decrease.
●	We raised $283.2 million of gross equity capital from our public offering. Additionally, we raised $416.5 million of gross capital through private placement offerings by selling DST Interests, $52.5 million of which were financed by DST Program Loans. We redeemed 45.0 million shares for an aggregate dollar amount of $652.8 million.
●	Our total portfolio’s leased percentage decreased to 93.9% as of December 31, 2023 as compared to 98.9% as of December 31, 2022, due to development completions and the acquisition of value-add properties during the year. We leased approximately 8.9 million square feet, which included 2.2 million square feet of new and future leases and 6.7 million square feet of renewals through 91 separate transactions with an average annual base rent of $8.01 per square foot, representing rent growth of 55.3% on comparable leases, calculated using cash basis rental rates (60.3% when calculated using GAAP basis rental rates).
●	We completed seven development projects for nine buildings comprised of approximately 3.0 million square feet.
●	We acquired two debt-related investments of floating-rate senior loans with aggregate commitments of up to $174.8 million. As of December 31, 2023, these investments had a weighted-average remaining term of 2.45 years and a weighted-average interest rate of 8.94%, calculated based on Term SOFR plus a weighted-average margin of 3.58%. As of December 31, 2023, the principal amount and fair value were both $129.1 million.
●	We acquired four industrial properties comprised of approximately 0.8 million square feet for an aggregate purchase price of $128.9 million.
●	We entered into a secured floating-rate mortgage note in the amount of $129.1 million with a three-year term, which may be extended pursuant to two one-year extension options. The mortgage note’s effective interest rate is calculated based on Term SOFR plus a margin of 3.30%, depending on our consolidated leverage ratio. We also entered into two associated interest rate cap agreements with an aggregate notional amount of $129.1 million, which effectively cap SOFR at 5.50%. As of December 31, 2023, we had $108.4 million of borrowings outstanding under the $129.1 million mortgage note.
●	We entered into a interest rate cap agreement on $75.0 million of borrowings under our $600.0 million term loan, which effectively caps SOFR at 2.50%. Additionally, we entered into two interest rate cap agreements on $100.0 million of borrowings under our $1.0 billion line of credit, which effectively cap SOFR at 2.50%.
●	We entered into three interest rate cap agreements on $300.0 million of borrowings under our $550.0 million term loan with an aggregate notional amount of $300.0 million, which effectively cap SOFR at 2.0%. We also entered into two interest rate cap agreements with an aggregate notional amount of $100.0 million that will become effective in January 2024. Of these interest rate cap agreements, four are replacing separate interest rate hedge agreements that expired in November 2023, or will expire in January 2024, with an aggregate notional amount of $350.0 million.
●	We entered into a master purchase agreement (the “Morgan Stanley MRA”) with Morgan Stanley Bank, N.A. (“Morgan Stanley”) in June 2023 and borrowed $42.3 million (net of repayments), collateralized by our available-for-sale debt securities, which are fair valued at $55.6 million as of December 31, 2023.

Portfolio Information

As of December 31, 2023 and 2022, our owned and managed portfolio was as follows:

	As of
(square feet in thousands)	December 31, 2023	December 31, 2022
Portfolio data:
Total buildings (1)	256	243
Total rentable square feet	54,028	50,229
Total number of customers	429	418
Percent occupied of operating portfolio (2)	97.3%	99.0%
Percent occupied of total portfolio (2)	93.5%	98.1%
Percent leased of operating portfolio (2)	97.7%	99.1%
Percent leased of total portfolio (2)	93.9%	98.9%

(1)	Total buildings includes the addition of nine buildings related to seven development projects that were completed during the year ended December 31, 2023 and one building that was completed during the year ended December 31, 2022.
(2)	See “Overview—General” above for a description of our operating portfolio and our total portfolio (which includes our operating and value-add portfolios) and for a description of the occupied and leased rates.

Results for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table sets forth information regarding our consolidated results of operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

	For the Years Ended December 31,
(in thousands, except per share data)	2023	2022	Change	% Change
Revenues:
Rental revenues	$460,108	$391,605	$68,503	17.5%
Debt-related income	9,987	420	9,567	NM
Total revenues	470,095	392,025	78,070	19.9%
Operating expenses:
Rental expenses	111,579	94,276	17,303	18.4%
Real estate-related depreciation and amortization	294,111	265,970	28,141	10.6%
General and administrative expenses	15,313	13,265	2,048	15.4%
Advisory fees	74,092	67,561	6,531	9.7%
Performance participation allocation	—	140,505	(140,505)	(100.0)%
Acquisition costs and reimbursements	10,217	5,322	4,895	92.0%
Total operating expenses	505,312	586,899	(81,587)	(13.9)%
Other (income) expenses:
Equity in loss (income) from unconsolidated joint venture partnership(s)	118	97	21	21.6%
Interest expense	190,382	150,824	39,558	26.2%
Unrealized gain on financing obligations	(179)	—	(179)	-%
Gain on derivative instruments	(5,124)	(28,628)	23,504	82.1%
Other income and expenses	(10,191)	(4,252)	(5,939)	NM
Total other (income) expenses	175,006	118,041	56,965	48.3%
Net loss	(210,223)	(312,915)	102,692	32.8%
Net loss attributable to redeemable noncontrolling interests	5,587	4,874	713	14.6%
Net income attributable to noncontrolling interests	(38)	(38)	—	—%
Net loss attributable to common stockholders	$(204,674)	$(308,079)	$103,405	33.6%
Weighted-average shares outstanding—basic	303,660	295,683	7,977	2.7%
Weighted-average shares outstanding—diluted	312,121	300,216	11,905	4.0%
Net loss attributable to common stockholders per common share—basic and diluted	$(0.67)	$(1.04)	$0.37	35.3%

NM = Not meaningful

Total Revenues. In aggregate, total revenues increased by approximately $78.1 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily driven by an increase in rental revenues.

Rental Revenues. Rental revenues are comprised of rental income, straight-line rent and amortization of above- and below-market lease assets and liabilities. Total rental revenues increased by approximately $68.5 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to an increase in non-same store revenues, which was attributable to the growth in our portfolio over this period. For the year ended December 31, 2023, non-same store rental revenues reflect the addition of 53 industrial buildings we have acquired since January 1, 2022, as well as six value-add properties that were acquired during 2021 and stabilized during 2022. See “Same Store Portfolio Results of Operations” below for further details of the same store revenues.

Debt-Related Income. Debt-related income is comprised of interest income and amortization related to our debt-related investments and debt securities. Total debt-related income increased by $9.6 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to the timing of our acquisition of our available-for-sale securities in late 2022 and the two debt-related investments that we originated during the year ended December 31, 2023.

Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and utilities. Total rental expenses increased by approximately $17.3 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to an increase in non-same store expenses, which was attributable to the acquisition activity in our portfolio since January 1, 2022, as described above. See “Same Store Portfolio Results of Operations” below for further details of the same store expenses.

Real Estate-Related Depreciation and Amortization. In aggregate, real estate-related depreciation and amortization expense increased by $28.1 million for the year ended December 31, 2023, as compared to the previous year, primarily due to the growth in our portfolio, as described above.

Other Remaining Operating Expenses. In aggregate, the remaining operating expenses had a $99.6 million impact on our net income (loss) for the year ended December 31, 2023, decreasing by $127.0 million, as compared the previous year, primarily due to:

●	a decrease in the performance participation allocation of $140.5 million for the year ended December 31, 2023, as compared to the previous year, as the requisite performance hurdle was met in 2022 and the associated performance participation allocation expense was then recognized, while the performance hurdle was not met for the year ended December 31, 2023 and no performance participation allocation expense was recognized.

Partially offset by:

●	a $6.5 million increase in the fixed component of the advisory fee for the year ended December 31, 2023, as compared to the previous year, driven by the $416.5 million of DST Interests sold (including $52.5 million of DST Interests financed by DST Program Loans); partially offset by the slowed net capital raise from our public offering for the year ended December 31, 2023.

Other Income and Expenses. In aggregate, other income and expenses increased by $57.0 million for the year ended December 31, 2023, as compared to the previous year, primarily due to:

●	an increase in interest expense of $39.6 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to (i) a $62.5 million increase in line of credit, mortgage note and term loan interest (including the effects of interest rate swap and cap agreements) related to increased borrowings during 2023, the timing of certain borrowings in 2022, and increased interest rates on certain variable rate debt; (ii) a $25.6 million increase of master lease payments recorded as interest expense associated with our DST Program; partially offset by a $38.9 million decrease in the amortization of the value of our financing obligations for the year ended December 31, 2023;
●	A $23.5 million decrease in the gain on derivative instruments for the year ended December 31, 2023, as compared to the previous year, due to the changes in market expectations of future interest rate changes.

Same Store Portfolio Results of Operations

Property net operating income (“NOI”) is a supplemental non-GAAP measure of our property operating results. We define property NOI as rental revenues less operating expenses. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider property NOI to be an appropriate supplemental performance measure. We believe property NOI provides useful information to our investors regarding our results of operations because property NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, acquisition-related expenses, advisory fees, impairment charges, general and administrative expenses, interest expense, other income and expense and noncontrolling interests. However, property NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our property NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating property NOI, therefore our investors should consider net income (loss) as the primary indicator of our overall financial performance.

We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Unconsolidated properties are excluded from the same store portfolio because we account for our interest in our joint venture partnership using the equity method of accounting; therefore, our proportionate share of income and loss is recognized in income (loss) of our unconsolidated joint venture partnership on the consolidated statements of operations. “Other properties” includes buildings not meeting the same store criteria. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

The same store operating portfolio for the year ended December 31, 2023 as compared to the year ended December 31, 2022 presented below included 187 buildings totaling approximately 36.8 million square feet owned as of January 1, 2022, which represented 68.1% of total rentable square feet, 74.1% of total revenues, and 74.0% of net operating income for the year ended December 31, 2023.

The following table reconciles GAAP net income (loss) to same store property NOI for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
(in thousands)	2023	2022	Change	% Change
Net loss attributable to common stockholders	$(204,674)	$(308,079)	$103,405	33.6%
Debt-related income	(9,987)	(420)	(9,567)	NM
Real estate-related depreciation and amortization	294,111	265,970	28,141	10.6%
General and administrative expenses	15,313	13,265	2,048	15.4%
Advisory fees	74,092	67,561	6,531	9.7%
Performance participation allocation	—	140,505	(140,505)	(100.0)%
Acquisition costs and reimbursements	10,217	5,322	4,895	92.0%
Equity in loss from unconsolidated joint venture partnership(s)	118	97	21	21.6%
Interest expense	190,382	150,824	39,558	26.2%
Gain on derivative instruments	(5,124)	(28,628)	23,504	82.1%
Unrealized gain on financing obligations	(179)	—	(179)	—%
Other income and expenses	(10,191)	(4,252)	(5,939)	NM %
Net loss attributable to redeemable noncontrolling interests	(5,587)	(4,874)	(713)	(14.6)%
Net income attributable to noncontrolling interests	38	38	—	—%
Net operating income	$348,529	$297,329	$51,200	17.2%
Less: Non-same store property NOI	90,500	51,312	39,188	76.4%
Same store property NOI	$258,029	$246,017	$12,012	4.9%

NM = Not meaningful

The following table includes a breakout of our results for our same store portfolio for rental revenues, rental expenses and property NOI for the year ended December 31, 2023 as compared to the year ended December 31, 2022:

	For the Year Ended December 31,
(in thousands)	2023	2022	Change	% Change
Rental revenues:
Same store operating properties	$340,929	$324,148	$16,781	5.2%
Other properties	119,179	67,457	51,722	76.7%
Total rental revenues	460,108	391,605	68,503	17.5%
Rental expenses:
Same store operating properties	(82,900)	(78,131)	(4,769)	(6.1)%
Other properties	(28,679)	(16,145)	(12,534)	(77.6)%
Total rental expenses	(111,579)	(94,276)	(17,303)	(18.4)%
Net operating income:
Same store operating properties	258,029	246,017	12,012	4.9%
Other properties	90,500	51,312	39,188	76.4%
Total property net operating income	$348,529	$297,329	$51,200	17.2%

Rental Revenues. Non-same store revenues increased by $51.7 million, or 76.7%, for the year ended December 31, 2023 as compared to the same period in 2022 as a result of the addition of 53 industrial buildings we have acquired since January 1, 2022, as well as six value-add properties that were acquired during 2021 and stabilized during 2022. Same store rental revenues increased by $16.8 million, or 5.2%, for the year ended December 31, 2023 as compared to the previous year, primarily due to increases in rental rates and an increase in recoverable expenses that resulted in increases to recovery revenue, partially offset by a decrease in average occupancy.

Rental Expenses. Non-same store rental expenses increased by $12.5 million, or 77.6%, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to the growth in our portfolio, as described above. Same store rental expenses increased by $4.8 million, or 6.1%, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to significant increases in property taxes for certain of our properties, increases in general maintenance costs across our portfolio, and increased insurance costs associated with a policy renewal, partially offset by a reduction in bad debt expense.

Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 20, 2023 for a comparison of our results of operations for the years ended December 31, 2022 and December 31, 2021.

ADDITIONAL MEASURES OF PERFORMANCE

Funds From Operations (“FFO”) and Adjusted Funds From Operations (“AFFO”)

We believe that FFO and AFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as alternatives to net income (loss) or to cash flows from operating activities as indications of our performance and are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO, AFFO, and similar measures differently and choose to treat certain accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

AFFO. AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) performance-based incentive fee (income) expense, (ii) unrealized (gain) loss from changes in fair value of financial instruments, (iii) increase (decrease) in financing obligation liability appreciation, and (iv) forfeited investment deposits.

Although some REITs may present certain performance measures differently, we believe FFO and AFFO generally facilitate a comparison to other REITs that have similar operating characteristics to us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate AFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculations and characterizations of AFFO.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO and AFFO:

	For the Year Ended December 31,
(in thousands, except per share data)	2023	2022	2021
GAAP net loss	$(210,223)	$(312,915)	$(75,827)
Weighted-average shares outstanding—diluted	312,121	300,216	202,480
GAAP net loss per common share—diluted	(0.67)	(1.04)	(0.37)
Adjustments to arrive at FFO:
Real estate-related depreciation and amortization	294,111	265,970	112,201
Our share of adjustment above from unconsolidated joint venture partnerships	98	371	8,094
Our share of net gain on disposition of real estate properties of unconsolidated joint venture partnership	—	—	(7,666)
NAREIT FFO	$83,986	$(46,574)	$36,802
NAREIT FFO per common share—diluted	$0.27	$(0.16)	$0.18
Adjustments to arrive at AFFO:
Performance-based incentive fee expense, net	—	140,505	33,507
Unrealized loss (gain) on financial instruments (1)	13,498	(25,175)	177
(Decrease) increase in financing obligation liability appreciation	(12,303)	26,568	—
Forfeited investment deposit	7,689	245	—
AFFO	$92,870	$95,569	$70,486

(1)	Unrealized (gain) loss on changes in fair value of financial instruments relates to mark-to-market changes on our derivatives not designated as cash flow hedges and financing obligations for which we have elected the fair value option.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of capital for meeting our cash requirements are net proceeds from our securities offerings, including proceeds from the sale of shares offered through our distribution reinvestment plan, debt financings, and cash generated from operating activities. Our principal uses of funds are, and will be, for the acquisition of properties and other investments, capital expenditures, operating expenses, payments under our debt obligations, distributions to our stockholders, redemption payments and payments pursuant to the master lease agreements related to the properties in our DST Program. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. Our primary material cash requirements for the next 12 months relate to our indebtedness, future minimum lease payments associated with our DST Program, redemptions, and the fixed component of the advisory fee. As of December 31, 2023, we had outstanding line of credit, term loan and mortgage note borrowings with varying maturities for an aggregate principal amount of $3.4 billion, with $38.0 million becoming payable within the next 12 months. As of December 31, 2023, we had $76.4 million of future minimum lease payments related to the properties in our DST Program due in the next 12 months. As of December 31, 2023, we had $64.8 million of projected development costs to be incurred within the next 12 months. We expect to be able to pay our interest expense and rent obligations over the next 12 months and beyond through operating cash flows and/or borrowings. Additionally, given the increase in market volatility, increased interest rates, high inflation and the potential recessionary environment, we may experience a decreased pace of net proceeds raised from our securities offerings, reducing our ability to purchase assets, which may similarly delay the returns generated from our investments and affect NAV. There may be a delay between the deployment of proceeds raised from our securities offerings and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments.

During 2023, we raised $283.2 million of gross equity capital from our public offering and redemptions of common stock amounted to $652.8 million. As of December 31, 2023, we had cash and cash equivalents of $14.3 million and leverage of 39.3%, calculated as our total borrowings outstanding, including secured financings on investments in real estate-related securities, less cash and cash equivalents, divided by the fair value of our real property plus our investment in our unconsolidated joint venture partnership and investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures. See “—Capital Resources and Uses of Liquidity—Offering Proceeds” below for further information concerning capital raised in 2023. As of December 31, 2023, we owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet, with a diverse roster of 429 customers, large and small, spanning a multitude of industries and sectors across 29 markets, with a strategic weighting towards top tier markets where we have historically seen the lowest volatility combined with positive returns over time. Our portfolio was 93.5% occupied (93.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years.

The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will continue to evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt and other investments, we may decide to temporarily invest any unused proceeds from our securities offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. During these times of economic uncertainty, we have seen and could once again see a slowdown in transaction volume, which would adversely impact our ability to acquire real estate assets, which would cause us to retain more lower yielding investments and hold them for longer periods of time while we seek to acquire additional real estate assets. These lower returns may affect our NAV and our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.

We believe that our cash on-hand, anticipated net offering proceeds, and anticipated financing activities will be sufficient to meet our liquidity needs for the foreseeable future over the next 12 months and beyond.

Cash Flows. The following table summarizes our cash flows, as determined on a GAAP basis, for the following periods:

	For the Year Ended December 31,
(in thousands)	2023	2022	Change
Total cash provided by (used in):
Operating activities	$2,000	$101,573	$(99,573)
Investing activities	(452,513)	(2,076,784)	1,624,271
Financing activities	385,432	1,837,499	(1,452,067)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(65,081)	$(137,712)	$72,631

2023 Cash Flows Compared to 2022 Cash Flows

Cash provided by operating activities during the year ended December 31, 2023 decreased by approximately $99.6 million as compared to the same period in 2022, primarily as a result of (i) the partial cash settlement of the 2022 performance participation allocation owed in the amount of $77.8 million in January 2023, while the 2021 performance participation allocation was settled entirely through the issuance of OP Units in January 2022; (ii) a $62.5 million increase in interest expense related to our consolidated indebtedness as a result of increased borrowings and the effect of increased interest rates on certain variable rate debt.

Cash used in investing activities during the year ended December 31, 2023 decreased by approximately $1.6 billion as compared to the same period in 2022, primarily due to (i) a net decrease in acquisition activity of $1.7 billion, which was primarily driven by the closing of the BTC II Partnership Transaction and the acquisition of 49 industrial properties during the year ended December 31, 2022, as compared to the acquisition of four industrial properties during the year ended December 31, 2023; (ii) a decrease in the contributions made to our joint venture partnerships of $8.1 million, partially offset by (i) a net $128.8 million of investments in debt-related investments during the year ended December 31, 2023; (ii) a net increase in capital expenditure activity of $21.6 million related to increased development activity during the year ended December 31, 2023.

Cash provided by financing activities during the year ended December 31, 2023 decreased by approximately $1.5 billion as compared to the same period in 2022, primarily driven by (i) the $745.1 million decrease in capital raised through our public offering, net of offering costs paid; (ii) the $439.3 million increase in redemptions of our common stock; and (iii) a decrease in net proceeds from financing obligations associated with the DST Program of $315.5 million; partially offset by (i) $42.3 million of borrowings under the Morgan Stanley MRA (net of repayments), which closed during 2023; (ii) a $37.9 million decrease in redemptions of our Class I OP Units; and (iii) an increase in net borrowings of $9.4 million.

2022 Cash Flows Compared to 2021 Cash Flows

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 20, 2023 for a comparison of our cash flows for the years ended December 31, 2022 and December 31, 2021.

Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balance available, our capital resources and uses of liquidity are as follows:

Line of Credit and Term Loans. As of December 31, 2023, we had an aggregate $2.2 billion of commitments under our credit agreements, including $1.0 billion under our line of credit and $1.2 billion under our two term loans. As of that date, we had $570.0 million outstanding under our line of credit with an effective interest rate of 6.20%, which includes the effect of two interest rate cap agreements on $100.0 million of these borrowings. Additionally, as of December 31, 2023, we had $1.2 billion outstanding under our term loans with an effective interest rate of 3.39%, which includes the effect of the interest rate swap agreements and interest rate cap agreements. The unused and available portions under our line of credit were both $430.0 million as of December 31, 2023. Our $1.0 billion line of credit matures in March 2025 and may be extended pursuant to two one-year extension options, subject to continuing compliance with certain financial covenants and other customary conditions. Our $550.0 million term loan matures in March 2027 and our $600.0 million term loan matures in May 2026. Our line of credit and term loan borrowings are available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by us. Refer to “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding our line of credit and term loans.

Mortgage Notes. As of December 31, 2023, we had property-level borrowings of approximately $1.7 billion of principal outstanding with a weighted-average remaining term of 2.6 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.96%. Refer to “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding the mortgage notes.

Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the agreements governing our line of credit and term loans contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all of our debt covenants as of December 31, 2023.

Leverage. We use financial leverage to provide additional funds to support our investment activities. We may finance a portion of the purchase price of any real estate asset that we acquired with borrowings on short or long-term basis from banks, institutional investors and other lenders. We calculate our leverage for reporting purposes as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property plus our investment in our unconsolidated joint venture partnership and investments in real estate debt and securities, as determined in accordance with our valuation procedures. We had leverage of 39.3% as of December 31, 2023. Our management expects that as we deploy capital going forward, our leverage will near approximately 50%. Due to the recent increase in interest rates and increased market volatility, the cost of financing or refinancing our purchase of assets may affect returns generated by our investments. Additionally, these factors may cause our borrowing capacity to be reduced, which could similarly delay or reduce benefits to our stockholders.

Future Minimum Lease Payments Related to the DST Program. As of December 31, 2023, we had $1.4 billion of future minimum lease payments related to the DST Program. The underlying interests of each property that is sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 29 years.

Offering Proceeds. For the year ended December 31, 2023, aggregate gross proceeds raised from our public offering, including proceeds raised through our distribution reinvestment plan, were $283.2 million ($274.7 million net of direct selling costs).

Distributions. We intend to continue to accrue and make distributions on a regular basis. For the year ended December 31, 2023, approximately 1.1% of our total gross distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 98.9% of our total gross distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically, 48.0% were funded with proceeds from shares issued pursuant to our distribution reinvestment plan and 50.9% were funded with proceeds from financing activities. Some or all of our future distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, the net proceeds from shares sold in our securities offerings and from our sale of DST Interests. We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

For the first quarter of 2024, our board of directors authorized monthly distributions to all common stockholders of record as of the close of business on the last business day of each month for the first quarter of 2024, or January 31, 2024, February 29, 2024 and March 29, 2024 (each a “Distribution Record Date”). The distributions were authorized at a quarterly rate of (i) $0.15 per Class I share of common stock and (ii) $0.15 per Class T share and per Class D share of common stock, less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class D shares. This quarterly rate is equal to a monthly rate of (i) $0.05 per Class I share of common stock and (ii) $0.05 per Class T share and per Class D share of common stock, less the respective annual distribution fees that are payable with respect to such Class T shares and Class D shares. Distributions for each month of the first quarter of 2024 have been or will be paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan following the close of business on the respective Distribution Record Date applicable to such monthly distributions.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay distributions, which if insufficient could negatively impact our ability to pay such distributions. In certain years and certain individual quarters, total distributions were not fully funded by cash flows from operations. In such cases, the shortfalls were funded from proceeds from our distribution reinvestment plan (“DRIP”) or borrowings.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through DRIP) for the years ended as of the dates indicated below:

	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
($ in thousands)	Amount	Percentage	Amount	Percentage
Distributions
Paid in cash (1)(2)	$92,790	52.0%	$85,950	52.6%
Reinvested in shares	85,756	48.0	77,575	47.4
Total	$178,546	100.0%	$163,525	100.0%
Sources of Distributions
Cash flows from operating activities (2)	$2,000	1.1%	$85,950	52.6%
Borrowings	90,790	50.9	—	—
DRIP (3)	85,756	48.0	77,575	47.4
Total	$178,546	100.0%	$163,525	100.0%

(4)	Includes distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings. See “Note 12 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding the ongoing distribution fees.
(5)	Includes distributions paid to holders of OP Units for redeemable noncontrolling interests.
(6)	Stockholders may elect to have their distributions reinvested in shares of our common stock through our distribution reinvestment plan.

For the years ended December 31, 2023 and 2022, our NAREIT FFO was $84.0 million and $(46.6) million, respectively, compared to total gross distributions of $178.5 million and $163.5 million, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.

Refer to “Note 9 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail on our distributions.

Redemptions. Below is a summary of redemptions pursuant to our share redemption program for the years ended December 31, 2023, 2022 and 2021. All eligible redemption requests were fulfilled for the periods presented. Eligible redemption requests are requests submitted in good order by the request submission deadline set forth in the share redemption program. Our board of directors may modify or suspend our current share redemption program if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities—Share Redemption Program” in our Annual Report on Form 10-K for the year ended December 31, 2023 for detail regarding our share redemption program.

	For the Year Ended December 31,
(in thousands, except per share data)	2023	2022	2021
Number of shares redeemed	45,044	14,109	2,350
Aggregate dollar amount of shares redeemed	$652,754	$213,444	$25,109
Average redemption price per share	$14.49	$15.13	$10.68

For purposes of the share redemption program, redemption requests received in a month are included on the last day of such month because that is the last day the stockholders have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are considered outstanding through the last day of the month.

SUBSEQUENT EVENTS

See “Note 17 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for information regarding subsequent events.

INFLATION

Increases in the costs of owning and operating our properties due to inflation could impact our results of operations and financial condition to the extent such increases are not reimbursed or paid by our customers. Our leases may require our customers to pay certain taxes and operating expenses, either in part or in whole, or may provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations.

In the United States inflation rates continue to be high, and inflation’s impact on the U.S. economy and the impact of any additional measures that may be taken by government officials to curb inflation remain uncertain. Periods of excessive or prolonged inflation may negatively impact our customers’ businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our results of operations, financial condition, NAV and cash flows.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions and can have a material impact on the consolidated financial statements.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building and improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

Impairment of Real Estate Properties

We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

•        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have been and may continue to be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis and also utilize interest rate swap and cap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2023, our consolidated debt outstanding consisted of borrowings under our line of credit, term loans and mortgage notes. In addition, we plan to purchase or originate variable rate debt investments, which can offset interest rate risk associated with our variable rate consolidated debt.

Fixed Interest Rate Debt. As of December 31, 2023, our fixed interest rate debt consisted of $250.0 million under our $550.0 million term loan and $525.0 million of borrowings under our $600.0 million term loan, which were effectively fixed through the use of interest swap agreements, and $996.7 million of principal borrowings under five of our mortgage notes. In total, our fixed rate debt represented approximately 51.5% of our total consolidated debt as of December 31, 2023. The impact of interest rate fluctuations on our consolidated fixed interest rate debt will generally not affect our future earnings or cash flows unless such borrowings mature, are otherwise terminated or payments are made on the principal balance. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2023, the fair value and the carrying value of our consolidated fixed interest rate debt, excluding the values of hedges, were $1.70 billion and $1.77 billion, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2023. Given we generally expect to hold our fixed interest rate debt to maturity or until such debt instruments otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that any resulting change in fair value of our fixed interest rate debt due to market fluctuations in interest rates would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of December 31, 2023, our consolidated variable interest rate debt consisted of $570.0 million under our line of credit, $375.0 million under our term loans and $725.6 million under three of our mortgage notes, which represented 48.5% of our total consolidated debt. Interest rate changes on the variable portion of our consolidated variable-rate debt could impact our future earnings and cash flows but would not significantly affect the fair value of such debt. As of December 31, 2023, we were exposed to market risks related to fluctuations in interest rates on $1.67 billion of consolidated borrowings; however, $1.16 billion of these borrowings are capped through the use of the 10 interest rate cap agreements effective as of December 31, 2023. A hypothetical 25 basis points increase in the all-in interest rate on the outstanding balance of our consolidated variable interest rate debt as of December 31, 2023, would increase our annual interest expense by approximately $1.4 million, including the effects of our interest rate cap agreements.

Derivative Instruments. As of December 31, 2023, we had 23 outstanding and 21 effective derivative instruments with a total notional amount of $2.4 billion outstanding, including $2.3 billion of effective derivative instruments. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

Variable Interest Rate Debt Investments. In the case of a significant increase in interest rates, additional debt service payments due from our borrowers may strain the operating cash flows of the real estate assets underlying our mortgages and, potentially, contribute to non-performance or, in severe cases, default, which may be mitigated by borrower purchased interest rate caps.

•        CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Ares Industrial Real Estate Income Trust Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ares Industrial Real Estate Income Trust Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the estimated fair value of certain acquired tangible assets

As described in Notes 2 and 3 to the consolidated financial statements, the Company acquired land of $15.8 million and building and improvements of $113.1 million during 2023 that were accounted for as asset acquisitions. Upon an asset acquisition, the purchase price is allocated to land, building and improvements, and intangible lease assets and liabilities based on their relative fair value.

We identified the evaluation of the estimated fair value of certain acquired tangible assets in asset acquisitions as a critical audit matter. The tangible assets included land and building and improvements. Specifically, subjective auditor judgment was required to evaluate the assumptions used in the Company’s determination of the estimated fair values of these assets, which included comparable land sales and the estimated replacement cost of building and improvements.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s estimated fair value of certain acquired tangible assets by independently developing ranges of comparable land sales and estimated replacement costs of building and improvements and comparing those ranges to the amounts determined by management.

/s/ KPMG LLP

We have served as the Company’s auditor since 2014.

Denver, Colorado
March 8, 2024

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,
(in thousands, except per share data)	2023	2022
ASSETS
Net investment in real estate properties	$6,753,978	$6,733,878
Investment in unconsolidated joint venture partnership	20,511	19,668
Investments in real estate debt and securities, at fair value	184,755	60,033
Cash and cash equivalents	14,322	79,524
Restricted cash	620	499
Derivative instruments	83,531	99,333
DST Program Loans (includes $2,439 and $0 at fair value as of December 31, 2023 and December 31, 2022, respectively)	202,715	152,402
Other assets	69,072	78,138
Total assets	$7,329,504	$7,223,475
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$101,013	$125,930
Debt, net	3,421,181	2,827,613
Secured financings on investments in real estate debt securities	42,298	—
Intangible lease liabilities, net	75,141	97,399
Financing obligations, net (includes $87,145 and $0 at fair value as of December 31, 2023 and December 31, 2022, respectively)	1,658,634	1,262,666
Distribution fees payable to affiliates	64,517	92,145
Other liabilities	57,176	194,822
Total liabilities	5,419,960	4,600,575
Commitments and contingencies (Note 16)
Redeemable noncontrolling interests	114,310	69,553
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value - 200,000 shares authorized, none issued and outstanding	—	—
Class T common stock, $0.01 par value per share - 1,200,000 shares authorized, 162,838 and 227,265 shares issued and outstanding, respectively	1,628	2,272
Class D common stock, $0.01 par value per share - 75,000 shares authorized, 20,410 and 20,577 shares issued and outstanding, respectively	204	206
Class I common stock, $0.01 par value per share - 225,000 shares authorized, 105,358 and 66,702 shares issued and outstanding, respectively	1,054	667
Additional paid-in capital	2,850,329	3,219,132
Accumulated deficit and distributions	(1,094,009)	(739,497)
Accumulated other comprehensive income	35,716	70,255
Total stockholders’ equity	1,794,922	2,553,035
Noncontrolling interests	312	312
Total equity	1,795,234	2,553,347
Total liabilities and equity	$7,329,504	$7,223,475

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2023	2022	2021
Revenues:
Rental revenues	$460,108	$391,605	$177,069
Debt-related income	9,987	420	—
Total revenues	470,095	392,025	177,069
Operating expenses:
Rental expenses	111,579	94,276	42,719
Real estate-related depreciation and amortization	294,111	265,970	112,201
General and administrative expenses	15,313	13,265	8,886
Advisory fees	74,092	67,561	28,558
Performance participation allocation	—	140,505	81,185
Acquisition costs and reimbursements	10,217	5,322	3,735
Total operating expenses	505,312	586,899	277,284
Other (income) expenses:
Equity in loss (income) from unconsolidated joint venture partnership(s)	118	97	(54,296)
Interest expense	190,382	150,824	30,463
Unrealized gain on financing obligations	(179)	—	—
(Gain) loss on derivative instruments	(5,124)	(28,628)	177
Other income and expenses	(10,191)	(4,252)	(732)
Total other (income) expenses	175,006	118,041	(24,388)
Net loss	(210,223)	(312,915)	(75,827)
Net loss attributable to redeemable noncontrolling interests	5,587	4,874	498
Net income attributable to noncontrolling interests	(38)	(38)	(20)
Net loss attributable to common stockholders	$(204,674)	$(308,079)	$(75,349)
Weighted-average shares outstanding—basic	303,660	295,683	201,169
Weighted-average shares outstanding—diluted	312,121	300,216	202,480
Net loss attributable to common stockholders per common share—basic and diluted	$(0.67)	$(1.04)	$(0.37)

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Net loss	$(210,223)	$(312,915)	$(75,827)
Change from cash flow hedging activities	(35,625)	68,341	12,462
Change from activities related to available-for-sale securities	120	326	—
Comprehensive loss	$(245,728)	$(244,248)	$(63,365)
Comprehensive loss attributable to redeemable noncontrolling interests	6,552	3,831	417
Comprehensive loss attributable to common stockholders	$(239,176)	$(240,417)	$(62,948)

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
					Accumulated
					Other
	Common Stock		Additional	Accumulated	Comprehensive	Noncontrolling
(in thousands)	Shares	Amount	Paid-In Capital	Deficit	Income (Loss)	Interests	Total Equity
Balance as of December 31, 2020	141,471	$1,415	$1,329,799	$(128,775)	$(9,750)	$126	$1,192,815
Net (loss) income (excludes $498 attributable to redeemable noncontrolling interest)	—	—	—	(75,349)	—	20	(75,329)
Change from cash flow hedging activities (excludes $81 attributable to redeemable noncontrolling interest)	—	—	—	—	12,381	—	12,381
Issuance of common stock	118,048	1,180	1,251,931	—	—	—	1,253,111
Share-based compensation	—	—	1,618	—	—	—	1,618
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(22,537)	—	—	—	(22,537)
Trailing distribution fees	—	—	(56,480)	16,022	—	—	(40,458)
Redemptions of common stock	(2,350)	(24)	(25,085)	—	—	—	(25,109)
Preferred interest in Subsidiary REITs	—	—	—	—	—	186	186
Distributions to stockholders (excludes $715 attributable to redeemable noncontrolling interest)	—	—	—	(109,468)	—	(20)	(109,488)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(3,531)	—	—	—	(3,531)
Balance as of December 31, 2021	257,169	$2,571	$2,475,715	$(297,570)	$2,631	$312	$2,183,659
Net (loss) income (excludes $4,874 attributable to redeemable noncontrolling interest)	—	—	—	(308,079)	—	38	(308,041)
Change from cash flow hedging activities and available-for-sale securities (excludes $1,043 attributable to redeemable noncontrolling interest)	—	—	—	—	67,624	—	67,624
Issuance of common stock	71,518	715	1,036,312	—	—	—	1,037,027
Share-based compensation, net of cancellations	(34)	—	1,676	—	—	—	1,676
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(27,447)	—	—	—	(27,447)
Trailing distribution fees	—	—	(33,901)	27,175	—	—	(6,726)
Redemptions of common stock	(14,109)	(141)	(213,303)	—	—	—	(213,444)
Distributions to stockholders (excludes $2,493 attributable to redeemable noncontrolling interest)	—	—	—	(161,023)	—	(38)	(161,061)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(19,920)	—	—	—	(19,920)
Balance as of December 31, 2022	314,544	$3,145	$3,219,132	$(739,497)	$70,255	$312	$2,553,347
Net (loss) income (excludes $5,587 attributable to redeemable noncontrolling interest)	—	—	—	(204,674)	—	38	(204,636)
Change from cash flow hedging activities and available-for-sale securities (excludes $966 attributable to redeemable noncontrolling interest)	—	—	—	—	(34,539)	—	(34,539)
Issuance of common stock	19,155	191	283,044	—	—	—	283,235
Share-based compensation, net of cancellations	(49)	—	2,657	—	—	—	2,657
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(8,498)	—	—	—	(8,498)
Trailing distribution fees	—	—	3,770	23,858	—	—	27,628
Redemptions of common stock	(45,044)	(450)	(652,304)	—	—	—	(652,754)
Distributions to stockholders (excludes $4,850 attributable to redeemable noncontrolling interest)	—	—	—	(173,696)	—	(38)	(173,734)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	2,528	—	—	—	2,528
Balance as of December 31, 2023	288,606	$2,886	$2,850,329	$(1,094,009)	$35,716	$312	$1,795,234

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Operating activities:
Net loss	$(210,223)	$(312,915)	$(75,827)
Adjustments to reconcile net loss to net cash provided by operating activities:
Real estate-related depreciation and amortization	294,111	265,970	112,201
Amortization of deferred financing costs	10,900	7,863	2,354
(Decrease) increase in financing obligation liability appreciation	(12,303)	26,568	—
Equity in loss (income) from unconsolidated joint venture partnership(s)	118	97	(54,296)
Loss (gain) on changes in fair value of interest rate caps	13,677	(25,175)	177
Amortization of interest rate cap premiums	2,680	—	—
Unrealized gain on financing obligations	(179)	—	—
Performance participation allocation	—	140,505	81,185
Straight-line rent and amortization of above- and below-market leases	(36,403)	(34,448)	(14,719)
Forfeited investment deposit	7,689	245	—
Other	1,387	2,205	1,408
Changes in operating assets and liabilities
Other assets	(3,104)	1,053	(6,633)
Accounts payable and accrued liabilities and other liabilities	12,973	27,018	10,579
Due from / to affiliates, net	(1,485)	2,587	6,157
Cash settlement of accrued performance participation allocation	(77,838)	—	—
Net cash provided by operating activities	2,000	101,573	62,586
Investing activities:
Real estate acquisitions	(109,505)	(1,549,477)	(2,621,687)
Incremental investment to acquire joint venture partnership portfolio	—	(259,526)	(584,809)
Capital expenditures	(220,790)	(199,238)	(30,408)
Investments in debt-related investments	(128,797)	—	—
Investment in unconsolidated joint venture partnership(s)	(961)	(9,022)	(7,505)
Distributions from joint venture partnership	—	—	5,200
Purchases of available-for-sale debt securities	—	(59,650)	—
Collection of principal on available-for-sale debt securities	5,094	—	—
Other	2,446	129	—
Net cash used in investing activities	(452,513)	(2,076,784)	(3,239,209)
Financing activities:
Net proceeds from (repayments of) line of credit	480,000	90,000	—
Proceeds from term loan	—	135,000	600,000
Net proceeds from (repayments of) secured funding agreement	42,298	—	—
Proceeds from mortgage note	107,527	367,830	1,078,390
Debt issuance costs paid	(3,279)	(18,000)	(13,776)
Interest rate cap premiums	(36,180)	(2,963)	(200)
Proceeds from issuance of common stock, net	193,563	937,777	1,185,844
Proceeds from financing obligations, net	356,571	672,045	415,192
Offering costs paid in connection with issuance of common stock and private placements	(6,335)	(5,464)	(26,205)
Distributions paid to common stockholders, redeemable noncontrolling interest holders and preferred shareholders	(68,232)	(57,872)	(37,312)
Distribution fees paid to affiliates	(24,768)	(26,495)	(15,365)
Redemptions of common stock	(652,754)	(213,444)	(25,109)
Redemptions of redeemable noncontrolling interests	(2,979)	(40,915)	—
Net cash provided by financing activities	385,432	1,837,499	3,161,459
Net decrease in cash, cash equivalents and restricted cash	(65,081)	(137,712)	(15,164)
Cash, cash equivalents and restricted cash, at beginning of period	80,023	217,735	232,899
Cash, cash equivalents and restricted cash, at end of period	$14,942	$80,023	$217,735

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Ares Industrial Real Estate Income Trust Inc. is a Maryland corporation formed on August 12, 2014. Unless the context otherwise requires, the “Company”, “we”, “our”, “us” and “AIREIT” refers to Ares Industrial Real Estate Income Trust Inc. and our consolidated subsidiaries, which includes AIREIT Operating Partnership LP (the “Operating Partnership”). We are externally managed by our advisor. On July 1, 2021, Ares Management Corporation (“Ares”) closed on the acquisition of the U.S. real estate investment advisory and distribution business of Black Creek Group, including our former advisor, BCI IV Advisors LLC (the “Former Advisor”). As a result of this transaction, Ares Commercial Real Estate Management LLC became our new advisor (the “New Advisor”). Ares did not acquire our former sponsor, BCI IV Advisors Group LLC (the “Former Sponsor”), and we now consider the Ares real estate (“AREG”) to be our Sponsor. See “Note 12” for additional information regarding this transaction. References to the “Advisor” throughout this report mean BCI IV Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter. References to the “Sponsor” throughout this report mean BCI IV Advisors Group LLC for periods prior to July 1, 2021 and Ares real estate for periods thereafter.

AIREIT was formed to make equity and debt investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers throughout the U.S. Creditworthiness does not necessarily mean investment grade and the majority of our customers do not have a public credit rating. Although we intend to focus investment activities primarily on distribution warehouses and other industrial properties, our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. As of December 31, 2023, we owned and managed a real estate portfolio that included 256 industrial buildings. AIREIT operates as one reportable segment comprised of industrial real estate.

We currently operate and have been elected to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2017, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of its properties and securities through the Operating Partnership, of which we are the sole general partner and a limited partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Global macroeconomic conditions, including heightened inflation, changes to fiscal and monetary policy, higher interest rates and challenges in the supply chain, coupled with the conflicts in Ukraine and in the Middle East, have the potential to negatively impact us. These current macroeconomic conditions may continue or aggravate and could cause the United States to experience an economic slowdown or recession. We anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Basis of Consolidation

The consolidated financial statements include the accounts of AIREIT, the Operating Partnership, and its wholly-owned subsidiaries, as well as amounts related to noncontrolling interests and redeemable noncontrolling interests. See “Noncontrolling Interests” and “Redeemable Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests and redeemable noncontrolling interests. All material intercompany accounts and transactions have been eliminated.

We consolidate all entities in which we have a controlling financial interest through majority ownership or voting rights and variable interest entities for which we are the primary beneficiary. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider whether the entity is a variable interest entity (“VIE”) and whether we are the primary beneficiary. We are the primary beneficiary of a VIE when we have (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities (“VOEs”) and are evaluated for consolidation under the voting interest model. VOEs are consolidated when we control the entity through a majority voting interest or other means. When the requirements for consolidation are not met and we have significant influence over the operations of the entity, the investment is accounted for under the equity method of accounting. Equity method investments are initially recorded at cost and subsequently adjusted for our pro-rata share of net income, contributions and distributions.

The Operating Partnership meets the criteria of a VIE as the Operating Partnership’s limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the agreement of limited partnership of the Operating Partnership (the “Partnership Agreement”), we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with our 2023, 2022 or 2021 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the consolidated balance sheets when certain criteria are met. We had two properties accounted for as held for sale as of December 31, 2023 that did not meet the materiality criteria for held for sale presentation on our consolidated balance sheets. See “Note 17” for additional information related to the disposition of these properties.

The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest and development fees. Other than the transaction costs associated with the acquisition of a property described above, we do not capitalize any other costs, such as taxes, salaries or other general and administrative expenses. See “Capitalized Interest” below for additional detail. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building and improvements	5 to 40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Certain of our investments in real estate are subject to ground leases, for which a lease liability and corresponding right of use asset are recognized. We calculate the amount of the lease liability and right of use asset by taking the present value of the remaining lease payments and adjusting the right of use asset for any existing straight-line ground rent liability and acquired ground lease intangibles. An estimated incremental borrowing rate of a loan with a similar term as the ground lease is used as the discount rate. The lease liability is included as a component of other liabilities, and the related right of use asset is recorded as a component of net investments in real estate properties on our consolidated balance sheets. The amortization of the below-market ground lease is recorded as an adjustment to real estate-related depreciation and amortization on our consolidated statements of operations.

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.

Investment in Unconsolidated Joint Venture Partnerships

We analyze our investment in an unconsolidated joint venture under GAAP to determine if the joint venture is a VIE and whether the requisite substantial participating rights described in the GAAP are held by the partners not affiliated with us. If the joint venture is not a VIE and the partners not affiliated with us hold substantial participating rights, we account for our investment in the joint venture under the equity method. Under the equity method, the investment is initially recorded at cost (including direct acquisition costs) and subsequently adjusted to reflect our proportionate share of equity in the joint venture’s net (income) loss, distributions received, contributions made and certain other adjustments made, as appropriate, which is included in investment in unconsolidated joint venture partnerships on our consolidated balance sheets. The proportionate share of ongoing income or loss of the unconsolidated joint venture partnerships is recognized in equity in (income) loss of unconsolidated joint venture partnerships on the consolidated statements of operations. The outside basis portion of our unconsolidated joint venture partnerships is amortized over the anticipated useful lives of the joint ventures’ tangible and intangible assets acquired and liabilities assumed.

When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss is other than temporary. If we conclude it is other than temporary, an impairment charge is recognized to reflect the equity investment at fair value. No impairment losses were recorded related to our investment in unconsolidated joint venture partnerships for the year ended December 31, 2023. See “Note 4” for additional information regarding our investment in unconsolidated joint venture partnerships.

We may earn performance-based incentive fees based on a joint venture’s cumulative returns over a certain time period. The returns are determined by both the operating performance and real estate valuation of the venture, including highly variable inputs such as capitalization rates, market rents and interest rates. As these key inputs are highly volatile and out of our control, and such volatility can materially impact its performance-based incentive fee period over period, recognition of the performance-based incentive fee income is limited to amounts for which it is probable that a significant income reversal will not occur. See “Note 4” for additional information on the BTC II Partnership incentive fee distribution.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.

Derivative Instruments

Our derivative instruments are used to manage exposure to variability in expected future interest payments and are recorded at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. As of December 31, 2023, all of our interest rate swap derivative instruments are designated as cash flow hedges. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt.

As of December 31, 2023, we have four interest rate cap derivative instruments are not designated as hedges. For derivatives that are not designated and do not qualify as hedges, we present changes in the fair value as a component of gain (loss) on derivative instruments on the consolidated statements of income. We do not use derivative instruments for trading or speculative purposes.

We have eight interest rate cap derivative instruments, six of which are effective as of December 31, 2023, that are designated as hedges. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) (“AOCI”) on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt.

Debt-Related Investments

Our debt-related investments consist of floating-rate senior loans secured by real estate, which we acquire for investment purposes. We elect the fair value option for our debt-related investments and as such, the investments are carried at fair value. These assets are valued on a recurring basis and any unrealized gains and losses will be recorded as a component of other income and expenses on our consolidated statements of operations. Upfront fees and origination costs related to our debt-related investments for which the fair value option is elected are recognized in earnings as incurred and not deferred. Such items are recorded as components of debt-related income on our consolidated statements of operations. Interest income is recorded on an accrual basis and is recorded as a component of debt-related income.

Available-for-Sale Debt Securities

We acquire debt securities that are collateralized by mortgages on commercial real estate properties primarily for cash management and investment purposes. On the acquisition date, we designate investments in commercial real estate debt securities as available-for-sale. Investments in debt securities that are classified as available-for-sale are carried at fair value. These assets are valued on a recurring basis and any unrealized holding gains and losses other than those associated with a credit loss are recorded each period in other comprehensive income.

As applicable, available-for-sale debt securities that are in an unrealized loss position are evaluated quarterly on an individual security basis to determine whether a credit loss exists. In the assessment we consider the extent of the difference between fair value and amortized cost, changes in credit rating, and any other adverse factors directly impacting the security. If we determine a credit loss exists, the extent of the credit loss is recognized in the consolidated statements of operations and any additional loss not attributable to credit loss is recognized in other comprehensive income. There was no credit loss recognized during the years ended December 31, 2023 and 2022, and we did not have any available-for-sale debt securities during the years ended December 31, 2021.

Available-for-sale debt securities will be on non-accrual status at the earlier of (i) principal or interest payments becoming 90 days past due or (ii) when management’s determination that there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is reversed against interest income in the period the debt security is placed on non-accrual status. Interest payments received on non-accrual securities may be recognized as income or applied to principal depending upon management’s judgment regarding collectability of the debt security based on the facts and circumstances regarding the payment received. Non-accrual debt securities are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current. There were no securities on non-accrual status as of December 31, 2023 or 2022.

DST Program

We have a program to raise capital through private placement offerings by selling beneficial interests (the “DST Interests”) in specific Delaware statutory trusts holding real properties (the “DST Program”). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trusts by the Operating Partnership or its affiliates (each, a “DST Property” and collectively, the “DST Properties”). DST Properties may be sourced from properties currently owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by a wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units. This results in a failed sale and leaseback transaction for accounting purposes. Therefore, we record DST Interests as financing obligation liabilities and the associated property and its operations remain fully consolidated. If we exercise our option to reacquire a DST Property by issuing OP units in exchange for DST Interests, we extinguish the financing obligation liability and record the issuance of the OP Units as an issuance of equity.

Rental payments made to the DSTs pursuant to the master lease agreements are accounted for as interest expense related to the financing obligation liability. Increases in the fair value of the repurchase option are recognized as interest expense ratably through the estimated period in which the repurchase option is expected to be exercised, resulting in a corresponding accretion of the financial obligation liability balance. Decreases in fair value of the repurchase option below the initial financing obligation liability balance are not recognized unless the repurchase option is exercised, at which point a gain on extinguishment of debt would be recognized for the difference between the financing obligation liability balance and value of OP Units issued. All upfront costs incurred for services provided by the Advisor and its affiliates related to the DST Program offerings for which the fair value option has not been elected are accounted for as deferred financing costs and are netted against the financing obligation liability.

Beginning with our most recent DST Program offering, which commenced on September 1, 2023, we have elected the fair value option for the associated financing obligations and as such, they will be carried at fair value. These liabilities are valued on a recurring basis and any unrealized gains and losses will be recorded in unrealized (gain) loss on financing obligations on our consolidated statements of operations. Costs incurred for services provided by the Advisor and its affiliates related to our DST Program offerings for which the fair value option has been elected are recognized in earnings as incurred and are not deferred.

In order to facilitate additional capital raise through the DST Program, we have made and may continue to offer loans (“DST Program Loans”) to finance a portion of the sale of DST Interests in the trusts holding DST Properties to potential investors. We include our investments in DST Program Loans separately on our balance sheets in the DST Program Loans line item and we include income earned from DST Program Loans in other income and expenses on our consolidated statements of operations. Beginning with our most recent DST Program offering, which commenced on September 1, 2023, we have elected the fair value option for the associated DST Program Loans and as such, they will be carried at fair value. These assets are valued on a recurring basis and any unrealized gains and losses will be recorded as a component of other income and expenses on our consolidated statements of operations. For all DST Program Loans related to DST Program offerings for which the fair value option has not been elected, these instruments are carried at amortized cost. Credit loss reserves associated with our DST Program Loans for which the fair value option has not been elected were immaterial as of and for the years ended December 31, 2023, 2022 and 2021.

Deferred Financing Costs

Deferred financing costs include: (i) debt issuance costs incurred to obtain long-term financing and cash flow hedges; and (ii) financing costs associated with financing obligations. These costs are amortized to interest expense over the expected terms of the related credit facilities or financing obligations. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date.

Accumulated amortization of debt issuance costs was approximately $20.5 million and $11.9 million as of December 31, 2023 and 2022, respectively. Our interest expense for the years ended December 31, 2023, 2022 and 2021 included $8.6 million, $7.1 million and $2.4 million, respectively, of amortization of debt issuance costs.

Accumulated amortization of financing costs associated with financing obligations was approximately $2.4 million and $0.8 million as of December 31, 2023 and 2022, respectively. Our interest expense for the year ended December 31, 2023 and 2022 included $2.2 million and $0.8 million of amortization of financing costs and expensed financing costs associated with financing obligations, respectively. As of December 31, 2021, we had no accumulated amortization of financing costs associated with financing obligations and no amortization expense was incurred for the year ended December 31, 2021.

Capitalized Interest

We capitalize interest as a cost of development on value-add buildings. Capitalization of interest for a particular asset begins when activities necessary to get the asset ready for its intended use are in progress and when interest costs have been incurred. Capitalization of interest ceases when the project is substantially complete and ready for occupancy. For the years ended December 31, 2023, 2022 and 2021, approximately $20.1 million, $7.3 million and $1.2 million of interest was capitalized, respectively.

Distribution Fees

Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T shares and Class D shares in our securities offerings. We accrue for: (i) the monthly amount payable as of the balance sheet date, and (ii) the estimated amount of distribution fees to be paid in future periods based on the Class T shares and Class D shares outstanding as of the balance sheet date. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 12” for additional information regarding when distribution fees become payable.

Noncontrolling Interests

Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The limited partner interests not owned by us are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity. As the limited partner interests do not participate in the profits and losses of the Operating Partnership, there is no net income or loss attributable to this portion of noncontrolling interests on the consolidated statement of operations.

Noncontrolling interests also represent the portion of equity in Subsidiary REITs, that we do not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheet as noncontrolling interests within permanent equity. See “Note 15” for additional information regarding the Subsidiary REITs.

Reclassifications

Certain items in our consolidated balance sheets, statements of operations and cash flows for the years ended December 31, 2022 and 2021 have been reclassified to conform to the 2023 presentation.

Redeemable Noncontrolling Interests

The Operating Partnership issued units in the Operating Partnership (“OP Units”) to the Advisor and Former Sponsor as payment for the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the terms of the Amended and Restated Advisory Agreement (2023), effective as of April 30, 2023 (the “Advisory Agreement”), by and among us, the Operating Partnership and the Advisor. The Former Sponsor held, either directly or indirectly, OP Units, and subsequent to the Transaction (as defined in “Note 12”), the Former Sponsor transferred these OP Units to its members or their affiliates. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets due to the fact that, as defined in the Partnership Agreement, the limited partners who hold these OP Units generally have the ability to request transfer or redeem their OP Units at any time irrespective of the period that they have held such OP Units, and the Operating Partnership is required to satisfy such redemption for cash unless such cash redemption would be prohibited by applicable law or the Partnership Agreement, in which case such OP Units will be redeemed for shares of our common stock of the class corresponding to the class of such OP Units. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for the share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period. See “Note 10” for additional information regarding redeemable noncontrolling interests.

Revenue Recognition

When a lease is entered into, we first determine if the collectability from the tenant is probable. If the collectability is not probable we recognize revenue when the payment has been received. If the collectability is determined to be probable we record rental revenue on a straight-line basis over the full lease term. Revenues associated with operating expense recoveries are recognized in the period in which the expenses are incurred based upon the tenant lease provisions, in accordance with FASB ASC Topic 842, Leases. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from tenants for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. Management analyzes accounts receivable by considering customer creditworthiness, current economic trends, customers’ businesses, and customers’ ability to make payments on time and in full when evaluating the adequacy of the allowance for doubtful accounts receivable. We evaluate collectability from our tenants on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2023 and December 31, 2022, we have a $1.6 million and $0.5 million allowance for doubtful accounts, respectively. These amounts are included in our other assets on the consolidated balance sheets.

In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.

Debt-related income is accrued based on the outstanding principal amount and the contractual terms of each debt-related investment or debt security. For available-for-sale debt securities, premiums or discounts are amortized or accreted into interest income as a yield adjustment using the effective interest method.

Organization and Offering Expenses

Organization costs are expensed as incurred and offering expenses associated with our securities offerings are recorded as a reduction of gross offering proceeds in additional paid-in capital. See “Note 12” for additional information regarding organization and offering expenses.

Income Taxes

As a REIT, we generally are not subject to federal income taxes on net income we distribute to stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income or from the operations of our taxable REIT subsidiary.

Net Income (Loss) Per Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units. See “Note 13” for additional information regarding net income (loss) per share.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. We believe it mitigates this risk by investing our cash with high-credit quality financial institutions. As our revenues predominantly consist of rental payments, we are dependent on our customers for our source of revenues. Concentration of credit risk arises when its source of revenue is highly concentrated from certain of its customers. As of December 31, 2023, no customers represented more than 10.0% of total annualized base rent of its properties.

Fair Value Measurements

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

●	Quoted prices for similar assets/liabilities in active markets;
●	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
●	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
●	Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

Recently Issued Accounting Standards

Effective November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosure requirements to segment reporting. ASU No. 2023-07 will improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to develop more useful financial analysis and includes the following changes: (i) single segment entities must follow segment guidance, (ii) must name the title and position of the chief operating decision maker and (iii) the ability to elect more than one performance measure. ASU No. 2023-07 does not change how a public entity identifies its operating segments, aggregates those operating segments, or applies quantitative thresholds to determine its reportable segments. ASU No. 2023-07 is effective beginning in annual periods after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and retrospective adoption is required for all prior periods presented. We are currently assessing this guidance and determining the impact on our consolidated financial statements.

3. INVESTMENTS IN REAL ESTATE PROPERTIES

As of December 31, 2023 and 2022, our consolidated investments in real estate properties consisted of 256 and 243 industrial buildings, respectively. Additionally, investment in real estate properties includes one building under construction and one building in the pre-construction phase as of December 31, 2023, and includes nine buildings under construction, two buildings in the pre-construction phase as of December 31, 2022.

	As of December 31,
(in thousands)	2023	2022
Land	$1,300,059	$1,284,003
Building and improvements (1)	5,486,636	5,139,402
Intangible lease assets	498,053	479,532
Construction in progress	219,659	285,214
Investment in real estate properties	7,504,407	7,188,151
Less accumulated depreciation and amortization	(750,429)	(454,273)
Net investment in real estate properties	$6,753,978	$6,733,878

(1)	Includes site improvements.

Acquisitions

During the years ended December 31, 2023 and 2022, we acquired 100% of the following properties, which were determined to be asset acquisitions:

		Number of	Total Purchase
($ in thousands)	Acquisition Date	Buildings	Price (1)
2023 Acquisitions:
Bayport 146 Distribution Center	2/21/2023	1	$49,606
Runway Distribution Center I & II	7/12/2023	2	56,992
Brittmoore Industrial Center	8/16/2023	1	22,288
Total Acquisitions		4	$128,886

		Number of	Total Purchase
($ in thousands)	Acquisition Date	Buildings	Price (1)
2022 Acquisitions:
Build-to-Core Logistics Portfolio II (2)(3)	2/15/2022	9	$359,202
Northlake Logistics Crossing	2/17/2022	—	21,569
Tampa Commerce Center	4/1/2022 & 5/25/2022	—	6,270
Medley 104 Industrial Center	4/18/2022	1	53,670
IDI U.S. Logistics Portfolio	4/28/2022 & 7/6/2022	7	419,970
Chicago Growth Portfolio	5/9/2022	14	182,135
4 Studebaker	5/12/2022	1	33,188
Southeast Orlando Portfolio	5/19/2022	5	138,540
I-465 East Logistics Center	5/26/2022	1	18,923
Industry Corporate Center	6/2/2022	1	52,086
County Line Corporate Park	6/8/2022	—	62,080
Robbinsville Distribution Center	6/10/2022	—	364
Innovation I & II Corporate Center	6/17/2022	2	63,939
IDI 2022 National Portfolio	6/22/2022	6	246,773
I-80 Logistics Park I-II	6/29/2022	1	138,530
Commonwealth Logistics Center	6/30/2022	—	8,927
County Line Corporate Park II (4)	12/28/2022	1	82,478
Total Acquisitions		49	$1,888,644

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2023 and 2022 acquisitions.
(2)	Two land parcels included in the acquisition of the Build-to-Core Logistics Portfolio II.
(3)	Refer to “Note 4” for further detail regarding the acquisitions of the Build-To-Core Logistics Portfolio II as a result of the BTC II Partnership Transaction (as defined in “Note 4”).
(4)	Two properties under construction included in the acquisition of County Line Corporate Park II.

During the years ended December 31, 2023 and 2022, we allocated the purchase price of our acquisitions to land, building and improvements, construction in progress, and intangible lease assets and liabilities as follows:

	For the Years Ended December 31,
(in thousands)	2023	2022
Land	$15,835	$366,128
Building and improvements (1)	113,051	1,376,360
Intangible lease assets	—	122,357
Above-market lease assets	—	2,507
Construction in progress	—	62,059
Below-market lease liabilities	—	(40,767)
Total purchase price (2)	$128,886	$1,888,644

(1)	Includes site improvements.
(2)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2023 and 2022 acquisitions.

Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. There were no intangible lease assets or liabilities acquired in connection with our acquisitions during the year ended December 31, 2023. The weighted-average amortization periods for the intangible lease assets and liabilities acquired in connection with our acquisitions during the year ended December 31, 2022, as of the respective date of each acquisition, was 4.9 years.

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities as of December 31, 2023 and 2022 included the following:

	As of December 31, 2023			As of December 31, 2022
		Accumulated			Accumulated
(in thousands)	Gross	Amortization	Net	Gross	Amortization	Net
Intangible lease assets (1)	$485,184	$(243,878)	$241,306	$466,663	$(158,757)	$307,906
Above-market lease assets (1)	12,869	(5,916)	6,953	12,869	(3,872)	8,997
Below-market lease liabilities	(129,823)	54,682	(75,141)	(129,823)	32,424	(97,399)

(1)	Included in net investment in real estate properties on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2023, for the next five years and thereafter:

	Estimated Net Amortization
	Intangible	Above-Market	Below-Market
(in thousands)	Lease Assets	Lease Assets	Lease Liabilities
Year 1	$66,749	$1,749	$16,818
Year 2	49,977	1,555	13,755
Year 3	35,346	1,272	9,856
Year 4	24,598	815	7,717
Year 5	17,430	491	5,955
Thereafter	47,206	1,071	21,040
Total	$241,306	$6,953	$75,141

Future Minimum Rent

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our customers under the terms of non-cancelable operating leases in effect as of December 31, 2023 were as follows for the next five years and thereafter:

As of
(in thousands)	December 31, 2023
Year 1	$334,778
Year 2	309,126
Year 3	259,231
Year 4	207,609
Year 5	159,884
Thereafter	339,317
Total	$1,609,945

The amounts above do not reflect future rental revenue from the renewal or replacement of existing leases and exclude reimbursements of operating expenses along with rental increases that are not fixed.

Rental Revenue Adjustments and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$16,190	$16,682	$9,101
Above-market lease amortization	(2,044)	(2,034)	(1,144)
Below-market lease amortization	22,257	19,800	6,762
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$208,991	$181,214	$70,898
Intangible lease asset amortization	85,120	84,756	41,303

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE PARTNERSHIPS

On July 15, 2020, we acquired, from a subsidiary of Industrial Property Trust (“IPT”), interests in two joint venture partnerships, the Build-To-Core Industrial Partnership I LP (the “BTC I Partnership”) and the Build-To-Core Industrial Partnership II LP (the “BTC II Partnership” and, together with the BTC I Partnership, the “BTC Partnerships”). The BTC Partnerships were formed with third party investors for purposes of investing in industrial properties located in certain major U.S. distribution markets.

On June 15, 2021, we entered into a transaction with our joint venture partners in the BTC I Partnership, pursuant to which we agreed to split the real property portfolio of the BTC I Partnership in an equitable manner, such that following the split, we and QR Master Holdings USA II LP, each owned a 100% interest in approximately half of the portfolio of the BTC I Partnership (the “BTC I Partnership Transaction”). We have no further interest in the BTC I Partnership as a result of the BTC I Partnership Transaction.

On February 15, 2022, we, along with our joint venture partners in the BTC II Partnership, entered into a transaction to split the majority of the properties in the BTC II Partnership’s portfolio amongst three of the four joint venture partners, with the fourth joint venture partner’s respective interest in such properties having been redeemed for $24.9 million (the “BTC II Partnership Transaction”). We have no further interest in the BTC II Partnership as a result of the BTC II Partnership Transaction.

Concurrently with the BTC II Partnership Transaction, we and our joint venture partners formed a new joint venture partnership (the “BTC II B Partnership”), through which we co-own five properties that were part of the original BTC II Partnership’s portfolio and were not part of the BTC II Partnership Transaction. We own an 8.0% interest in the BTC II B Partnership as general partner and as a limited partner.

We elected the cost accumulation and allocation model to account for the BTC I Partnership Transaction and the BTC II Partnership Transaction, which allocates the cost of the acquisition at the carrying amount of the previously held interests, along with the incremental consideration paid and transaction costs incurred based on relative fair values.

We have reported our investments in the BTC Partnerships and the BTC II B Partnership under the equity method on our consolidated balance sheets, because with respect to the BTC Partnerships, for the periods prior to the BTC I Partnership Transaction and the BTC II Partnership Transaction, we had the ability to exercise significant influence but did not have control over the partnerships. Similarly, with respect to the BTC II B Partnership, we have the ability to exercise significant influence but do not have control of the partnership.

As of December 31, 2023, we had an 8.0% interest in the BTC II B Partnership, which includes two industrial properties totaling approximately 0.8 million square feet and three properties that were either under construction or in the pre-construction phase totaling approximately 1.0 million square feet, with a book value of our investment in the BTC II B Partnership of $20.5 million, which includes $5.5 million of outside basis difference. The outside basis difference originated from the difference between the contributions we made for the minority ownership interest in the joint venture partnership, which was based on fair value, and the book value of our share of the underlying net assets and liabilities of the BTC II B Partnership.

5. INVESTMENTS IN REAL ESTATE DEBT AND SECURITIES

Debt-Related Investments

Our debt-related investments consist of floating-rate senior loans secured by real estate, which we acquire for investment purposes. We held no debt investments as of December 31, 2022.

The following table summarizes our debt-related investments as of December 31, 2023:

($ in thousands)				As of December 31, 2023
Loan Type	Property Type	Location	Origination Date	Total Commitment	Outstanding Principal	Fair Value	Interest Rate	Maturity Date (1)
Senior	Industrial	TX	July 2023	$60,860	$29,700	$29,700	9.21%	Aug 2025
Senior	Industrial	NY	August 2023	113,910	99,423	99,423	8.86	Sept 2026
			Total / weighted-average	$174,770	$129,123	$129,123	8.94%

(1)	The weighted-average remaining term of our debt-related investments was approximately 2.45 years as of December 31, 2023.

Available-for-Sale Debt Securities

As of December 31, 2023 and 2022, we had debt security investments designated as available-for-sale debt securities. The weighted-average remaining term of our available-for-sale debt securities, which is based on the fully extended maturity date of the instruments, was approximately 3.21 years as of December 31, 2023. The following table summarizes our investments in available-for-sale debt securities as of December 31, 2023 and 2022:

($ in thousands)	Face Amount (1)	Amortized Cost	Unamortized Discount	Unrealized Gain, Net (2)	Fair Value
As of December 31, 2023	$57,326	$55,186	$2,140	$446	$55,632
As of December 31, 2022	62,420	59,708	2,712	326	60,033

(1)	Face amount is presented net of repayments.
(2)	Represents cumulative unrealized gain (loss) beginning from acquisition date.

6. DEBT

Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under the non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. A summary of our debt is as follows:

	Weighted-Average Effective
	Interest Rate as of			Balance as of
	December 31,	December 31,		December 31,	December 31,
($ in thousands)	2023	2022	Maturity Date	2023	2022
Line of credit (1)	6.20%	5.71%	March 2025	$570,000	$90,000
Term loan (2)	3.35	2.87	March 2027	550,000	550,000
Term loan (3)	3.42	3.65	May 2026	600,000	600,000
Fixed-rate mortgage notes (4)	3.58	3.58	August 2024 - January 2029	996,720	996,720
Floating-rate mortgage notes (5)	4.48	3.68	January 2025 - October 2026	725,605	617,250
Total principal amount / weighted-average (6)	4.17%	3.55%		$3,442,325	$2,853,970
Less unamortized debt issuance costs				(21,359)	(26,784)
Add unamortized mark-to-market adjustment on assumed debt				215	427
Total debt, net				$3,421,181	$2,827,613
Gross book value of properties encumbered by debt				$2,596,052	$2,389,179

(1)	The effective interest rate is calculated based on either: (i) the Term Secured Overnight Financing Rate (“Term SOFR”) plus a 10 basis point adjustment (“Adjusted Term SOFR”) plus a margin ranging from 1.25% to 2.00%; or (ii) an alternative base rate plus a margin ranging from 0.25% to 1.0%, each depending on our consolidated leverage ratio. Customary fall-back provisions apply if Term SOFR is unavailable. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate cap agreements on $100.0 million of borrowings. The line of credit is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments. As of December 31, 2023, total commitments for the line of credit were $1.0 billion, and the unused and available portions under the line of credit were both $430.0 million.
(2)	The effective interest rate is calculated based on either (i) Adjusted Term SOFR plus a margin ranging from 1.20% to 1.90%; or (ii) an alternative base rate plus a margin ranging from 0.20% to 0.90%, depending on our consolidated leverage ratio. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate swap agreements which fix Term SOFR for $250.0 million of borrowings and interest rate cap agreements on $300.0 million of borrowings. As of December 31, 2023, total commitments for the term loan were $550.0 million. This term loan is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments.

(3)	The effective interest rate is calculated based on Term SOFR plus a 11.448 basis point adjustment plus a margin ranging from 1.35% to 2.20%; or (ii) an alternative base rate plus a margin ranging from 0.35% to 1.20%, depending on our consolidated leverage ratio. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate swap agreements which fix Term SOFR for $525.0 million of borrowings and an interest rate cap agreement on $75.0 million of borrowings. As of December 31, 2023, total commitments for the term loan were $600.0 million. This term loan is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments.
(4)	Interest rates range from 2.85% to 4.71%, including the effect of an interest rate swap agreement which fixes Term SOFR for $367.8 million of borrowings. The assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our other debt and obligations, unless we first satisfy the mortgage notes payable on the respective underlying properties.
(5)	Comprised of a $209.3 million mortgage note, a $408.0 million mortgage note and a $129.1 million mortgage note. As of December 31, 2023, borrowings under the $129.1 million mortgage note amounted to $108.4 million. The effective interest rate of the $209.3 million mortgage note is calculated based on Adjusted Term SOFR plus a margin of 1.50%, including the effects of an interest rate cap agreement on $170.0 million of borrowings. The effective interest rate of the $408.0 million mortgage note is calculated based on Adjusted Term SOFR plus a margin of 1.65%, including the effects of interest rate cap agreements. The effective interest rate of the $129.1 million mortgage note is calculated based on Term SOFR plus a margin of 3.30%, including the effects of interest rate cap agreements.
(6)	The weighted-average remaining term of our consolidated debt was approximately 2.4 years as of December 31, 2023, excluding any extension options on the line of credit and the floating-rate mortgage notes.

For the years ended December 31, 2023, 2022 and 2021, the amount of interest incurred related to our consolidated indebtedness, excluding debt issuance cost amortization and amounts capitalized, was $144.7 million, $82.2 million and $23.5 million, respectively. See “Note 7” for the amount of interest incurred related to the DST Program (as defined below).

As of December 31, 2023, the principal payments due on our consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loans	Mortgage Notes (2)	Total
2024	$—	$—	$38,000	$38,000
2025	570,000	—	985,080	1,555,080
2026	—	600,000	108,355	708,355
2027	—	550,000	129,750	679,750
2028	—	—	—	—
Thereafter	—	—	461,140	461,140
Total principal payments	$570,000	$1,150,000	$1,722,325	$3,442,325

(1)	The line of credit matures in March 2025 and the term may be extended pursuant to two one-year extension options, subject to certain conditions.
(2)	With respect to our mortgage notes, there is a $209.3 million mortgage note that matures in July 2025 and the term may be extended pursuant to a one-year extension option, subject to certain conditions, a $408.0 million mortgage note that matures in January 2025, and a $367.8 million mortgage note that matures in July 2025. There is also a $129.1 million mortgage note that matures in October 2026, and the terms of all three may be extended pursuant to two one-year extension options, subject to certain conditions.

Debt Covenants

Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with all covenants as of December 31, 2023.

Master Repurchase Agreement

On June 26, 2023, we entered into a master repurchase agreement (the “Morgan Stanley MRA”) with Morgan Stanley Bank, N.A. (“Morgan Stanley”). Under the Morgan Stanley MRA, we may negotiate individual transactions to sell, and later repurchase, certain securities or other assets to Morgan Stanley. Any transactions under the Morgan Stanley MRA will be recognized as secured borrowings while they are outstanding and are carried at the contractual amount, as specified in the Morgan Stanley MRA. Such borrowings are recorded as secured financings on investments in real estate debt securities on the consolidated balance sheets. The terms of the Morgan Stanley MRA provide the lenders the ability to determine the size and terms of the financing provided based upon the particular collateral we have pledged, and may require us to provide additional collateral in the form of cash, securities, and other assets if the market value of such financed investments declines. The Morgan Stanley MRA may be terminated at any time by either party to the agreement, without penalty. The interest rate on the Morgan Stanley MRA borrowings is determined based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of each borrowing.

We have $42.3 million of borrowings outstanding pursuant to the Morgan Stanley MRA, collateralized by our available-for-sale securities, which are fair valued at $55.6 million, as of December 31, 2023. Advances under the Morgan Stanley MRA for the year ended December 31, 2023 accrued interest at a per annum rate equal to the sum of Term SOFR plus a pricing margin of 0.90%. For the year ended December 31, 2023, the amount of interest incurred related to our secured financings was $1.4 million, which is recorded as a component of interest expense on the consolidated statements of operations.

Derivative Instruments

To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have on-going exposure to interest rate movements.

We have eight outstanding interest rate cap derivative instruments that are designated as cash flow hedges, six of which are effective as of December 31, 2023, and therefore, changes in fair value are recognized as component of AOCI and reclassified into earnings as interest expense.

As of December 31, 2023, we have four interest rate cap derivative instruments that are not designated as cash flow hedges and therefore, changes in fair value are recognized through income. As a result, in periods with high interest rate volatility, we may experience significant fluctuations in our net income (loss).

During the next 12 months, we estimate that approximately $27.8 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt.

The following table summarizes the location and fair value of the derivative instruments on our consolidated balance sheets as of December 31, 2023 and 2022:

	Number of	Notional	Balance Sheet	Fair
($ in thousands)	Contracts	Amount (1)	Location	Value
As of December 31, 2023
Interest rate swaps designated as cash flow hedges	11	$1,142,830	Derivative instruments	$41,091
Interest rate caps not designated as cash flow hedges	4	707,110	Derivative instruments	14,887
Interest rate caps designated as cash flow hedges	8	475,000	Derivative instruments	27,553
Total derivative instruments	23	$2,324,940		$83,531
As of December 31, 2022
Interest rate swaps designated as cash flow hedges	17	$1,442,830	Derivative instruments	$70,994
Interest rate caps not designated as cash flow hedges	2	578,000	Derivative instruments	28,339
Total derivative instruments	19	$2,020,830		$99,333

(1)	Excludes interest rate caps with a notional amount of $100.0 million established pursuant to agreements entered into in December 2023 with an effective date in January 2024. One of these interest rate cap agreements is replacing a separate interest rate swap agreement with a $50.0 million notional amount that is expiring in January 2024.

The following table presents the effect of our derivative instruments on our consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Derivative Instruments Designated as Cash Flow Hedges
Gain (loss) recognized in AOCI	$9,000	$73,592	$8,298
Amount reclassified from AOCI as an (decrease) increase into interest expense	(44,625)	(5,251)	4,164
Total interest expense presented in the consolidated statements of operations in which the effects of the cash flow hedges are recorded	190,382	150,824	30,463
Derivative Instruments Not Designated as Cash Flow Hedges
Unrealized loss (gain) on derivative instruments recognized in other (income) expenses (1)	$13,677	$(25,176)	$177
Realized (gain) loss on derivative instruments recognized in other (income) expenses (2)	(18,801)	(3,452)	—

(1)	Unrealized loss (gain) on changes in fair value of derivative instruments relates to mark-to-market changes on our derivatives not designated as cash flow hedges.
(2)	Realized gain on derivative instruments relates to interim settlements for our derivatives not designated as cash flow hedges.

7. DST PROGRAM

The following table summarizes our DST Program Loans as of December 31, 2023 and 2022:

	Outstanding	Unrealized			Weighted-Average	Weighted-Average
($ in thousands)	Principal	Gain, Net (1)		Book Value	Interest Rate	Remaining Life (Years)
As of December 31, 2023
DST Program Loans, carried at cost	$200,276	$	N/A	$200,276	4.98%	7.42
DST Program Loans, carried at fair value	2,439		—	2,439	6.27	10.00
Total	$202,715		$—	$202,715	5.00%	7.45
As of December 31, 2022
DST Program Loans, carried at cost	$152,402	$	N/A	$152,402	4.63%	9.27
Total	$152,402	$	N/A	$152,402	4.63%	9.27

(1)	Represents cumulative unrealized gain or loss on DST Program Loans carried at fair value.

The following table summarizes our financing obligations, net as of December 31, 2023 and 2022:

	DST	Unamortized	Total	Unrealized
($ in thousands)	Interests Sold (1)	Program Costs	Appreciation (2)	Gain, Net (3)		Book Value
As of December 31, 2023
Financing obligations, carried at cost	$1,559,200	$(1,975)	$14,264	$	N/A	$1,571,489
Financing obligations, carried at fair value	87,324	—	—		(179)	87,145
Total	$1,646,524	$(1,975)	$14,264		$(179)	$1,658,634
As of December 31, 2022
Financing obligations, carried at cost	$1,237,641	$(1,543)	$26,568	$	N/A	$1,262,666
Total	$1,237,641	$(1,543)	$26,568	$	N/A	$1,262,666

(1)	DST Interests sold are presented net of upfront fees.
(2)	Represents cumulative financing obligation liability appreciation on financing obligations carried at cost.
(3)	Represents cumulative unrealized gain or loss on financing obligations carried at fair value.

The following table presents our DST Program activity for the years ended December 31, 2023, 2022, and 2021:

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
DST Interests sold	$416,507	$768,639	$492,168
DST Interests financed by DST Program Loans	52,542	84,798	68,772
Income earned from DST Program Loans (1)	8,884	4,811	861
(Decrease) increase in financing obligation liability appreciation (2)	(12,303)	26,568	—
Rent obligation incurred under master lease agreements (2)	67,324	41,702	6,039

(1)	Included in other income and expenses on the consolidated statements of operations.
(2)	Included in interest expense on the consolidated statements of operations.

Refer to “Note 12” for detail relating to the fees paid to the Advisor, the Dealer Manager and their affiliates for raising capital through the DST Program.

8. FAIR VALUE

We estimate the fair value of our financial assets and liabilities using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize upon disposition of our financial assets and liabilities.

Fair Value Measurements on a Recurring Basis

The following table presents our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
As of December 31, 2023
Assets
Derivative instruments	$—	$83,531	$—	$83,531
Available-for-sale debt securities	—	55,632	—	55,632
Debt-related investments	—	—	129,123	129,123
DST Program Loans	—	—	2,439	2,439
Total assets measured at fair value	$—	$139,163	$131,562	$270,725
Liabilities
Financing obligations	$—	$—	$87,145	$87,145
Total liabilities measured at fair value	$—	$—	$87,145	$87,145
As of December 31, 2022
Assets
Derivative instruments	$—	$99,333	$—	$99,333
Available-for-sale debt securities	—	60,033	—	60,033
Total assets measured at fair value	$—	$159,366	$—	$159,366

The following methods and assumptions were used to estimate the fair value of each class of financial assets and liabilities:

Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 6” above for further discussion of our derivative instruments.

Available-for-Sale Debt Securities. The available-for-sale debt securities are debt securities collateralized by mortgages on commercial real estate properties whose fair value is estimated using third-party broker quotes, which provide valuation estimates based upon contractual cash flows, observable inputs comprising credit spreads and market liquidity. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the available-for-sale debt securities being unique and not actively traded, the fair value is classified as Level 2.

Debt-Related Investments. Our debt-related investments are unlikely to have readily available market quotations. In such cases, we will generally determine the initial value based on the acquisition price of such investments, if we acquire the investment, or the par value of such investment, if we originate the investment. Following the initial measurement, fair value is estimated by utilizing or reviewing certain of the following: (i) market yield data, (ii) discounted cash flow modelling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield, debt-service coverage and/or loan-to-value ratios, and (vii) borrower financial condition and performance. These inputs are generally considered Level 3. As of December 31, 2023, we had two floating-rate senior loan investments without readily available market quotations.

DST Program Loans. The estimate of fair value of DST Program Loans takes into consideration various factors including current market rates and conditions and similar agreements with comparable loan-to-value ratios and credit profiles, as applicable. DST Program Loans with near-term maturities are generally valued at par. The inputs used in estimating the fair value of these financial assets are generally considered Level 3.

Financing Obligations. The estimate of fair value of financing obligations takes into consideration various factors including current market rates and conditions, leasing and other activity at the underlying DST Program investments, remaining master lease payments to DST investors, and the current portion of DST Program offerings sold to DST investors. The inputs used in estimating the fair value of these financial liabilities are generally considered Level 3.

The following table presents our financial assets measured at fair value on a recurring basis using Level 3 inputs:

(in thousands)	DST Program Loans	Debt-related investments	Total
Balance as of December 31, 2022	$—	$—	$—
Purchases and contributions	2,439	128,797	131,236
Paid-in-kind interest	—	326	326
Balance as of December 31, 2023	$2,439	$129,123	$131,562

The following table presents our financial liabilities measured at fair value on a recurring basis using Level 3 inputs:

(in thousands)	Financing Obligations
Balance as of December 31, 2022	$—
DST Interests sold, net of upfront fees	87,324
Unrealized gain on financing obligations	(179)
Balance as of December 31, 2023	$87,145

The following table presents the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2023:

(in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Impact to Valuation from an Increase to Input
Assets:
Debt-related investments	$129,123	Yield Method	Market Yield	Decrease
DST Program Loans	2,439	Yield Method	Market Yield	Decrease
Liabilities:
Financing obligations	$87,145	Discounted Cash Flow	Discount Rate	Decrease
			Exit Capitalization Rate	Decrease

Financial Assets and Liabilities Not Measured At Fair Value

As of December 31, 2023 and 2022, the fair values of cash and cash equivalents, restricted cash, other assets, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

		As of December 31, 2023		As of December 31, 2022
	Level in	Carrying	Fair	Carrying	Fair
(in thousands)	Fair Value Hierarchy (1)	Value (2)	Value	Value (2)	Value
Assets:
DST Program Loans (3)	3	$200,276	$196,715	$152,402	$146,728
Liabilities:
Line of credit	3	$570,000	$570,000	$90,000	$90,000
Term loans	3	1,150,000	1,150,000	1,150,000	1,150,000
Mortgage notes	3	1,722,325	1,647,660	1,613,970	1,521,046
Secured financings on investments in real estate debt securities	3	42,298	42,298	—	—

(1)	The estimate of fair value of DST Program Loans, line of credit, term loans, mortgage notes and secured financings on investments in real estate debt securities takes into consideration various factors including current market rates and conditions and similar agreements with comparable loan-to-value ratios and credit profiles, as applicable. Debt instruments with near-term maturities are generally valued at par.
(2)	The carrying value reflects the principal amount outstanding.
(3)	Comprised of instruments for which we have not elected the fair value option and do not record at fair value on the consolidated balance sheets.

9. EQUITY

Public Offering

We may conduct a continuous public offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. On August 4, 2021, the SEC declared our registration statement on Form S-11 with respect to our third public offering of up to $5.0 billion of shares of our common stock effective, and the third public offering commenced the same day. Under the third public offering, we are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class D shares and Class I shares. We may reallocate amounts between the primary offering and distribution reinvestment plan.

The Class T shares, Class D shares, and Class I shares, all of which are collectively referred to herein as shares of common stock, have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. The per share amount of distributions paid on Class T shares and Class D shares will be lower than the per share amount of distributions paid on Class I shares because of the distribution fees payable with respect to Class T shares and Class D shares sold in the primary offering.

Pursuant to our public offering, we offer shares of our common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the net asset value (“NAV”) per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and will be available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.

During the year ended December 31, 2023, we raised gross proceeds of approximately $283.2 million from the sale of approximately 18.9 million shares of our common stock in our ongoing public offering, including proceeds from our distribution reinvestment plan of approximately $85.2 million.

Common Stock

The following table summarizes the changes in the shares outstanding for each class of common stock for the periods presented below:

	Class T	Class D	Class I	Total
(in thousands)	Shares	Shares	Shares (1)	Shares
Balance as of December 31, 2020	130,565	7,866	3,040	141,471
Issuance of common stock:
Primary shares	73,534	5,614	33,790	112,938
DRIP	4,234	283	387	4,904
Stock grants, net of cancellations	—	—	233	233
Redemptions	(2,204)	(114)	(32)	(2,350)
Forfeitures	—	—	(27)	(27)
Balance as of December 31, 2021	206,129	13,649	37,391	257,169
Issuance of common stock:
Primary shares	40,034	7,308	18,636	65,978
DRIP	4,002	355	981	5,338
Stock grants, net of cancellations	—	—	193	193
Redemptions	(9,120)	(735)	(4,254)	(14,109)
Conversions	(13,780)	—	13,780	—
Forfeitures	—	—	(25)	(25)
Balance as of December 31, 2022	227,265	20,577	66,702	314,544
Issuance of common stock:
Primary shares	7,990	1,813	3,259	13,062
DRIP	3,725	445	1,700	5,870
Stock grants, net of cancellations	—	—	197	197
Redemptions	(29,182)	(2,425)	(13,437)	(45,044)
Conversions	(46,960)	—	46,960	—
Forfeitures	—	—	(23)	(23)
Balance as of December 31, 2023	162,838	20,410	105,358	288,606

(1)	Includes 20,000 Class I shares sold to the Advisor in November 2014. See “Note 12” for additional information.

Distributions. The following table summarizes our distribution activity (including distributions to redeemable noncontrolling interests and distributions reinvested in shares of our common stock) for each of the quarters ended below:

	Amount
		Common Stock
	Declared per	Distributions	Other Cash	Reinvested	Distribution	Gross
(in thousands, except per share data)	Common Share (1)	Paid in Cash	Distributions (2)	in Shares	Fees (3)	Distributions (4)
2023
December 31	$0.15000	$16,483	$1,270	$22,196	$4,987	$44,936
September 30	0.15000	16,825	1,296	22,550	5,721	46,392
June 30	0.13625	15,490	1,177	20,357	6,344	43,368
March 31	0.13625	15,284	1,107	20,653	6,806	43,850
Total	$0.57250	$64,082	$4,850	$85,756	$23,858	$178,546
2022
December 31	$0.13625	$14,963	$618	$20,522	$7,372	$43,475
September 30	0.13625	14,593	618	19,942	7,304	42,457
June 30	0.13625	13,674	618	18,953	6,852	40,097
March 31	0.13625	13,043	639	18,158	5,656	37,496
Total	$0.54500	$56,273	$2,493	$77,575	$27,184	$163,525
2021
December 31	$0.13625	$12,429	$179	$16,900	$5,146	$34,654
September 30	0.13625	11,020	178	15,219	4,263	30,680
June 30	0.13625	8,552	179	12,295	3,373	24,399
March 31	0.13625	6,721	179	10,310	3,240	20,450
	$0.54500	$38,722	$715	$54,724	$16,022	$110,183

(1)	Amounts reflect the quarterly distribution rate authorized by our board of directors per Class T share, per Class D share, and per Class I share of common stock. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T shares and Class D shares of common stock are reduced by the respective distribution fees that are payable with respect to such Class T shares and Class D shares.
(2)	Consists of distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3)	Distribution fees are paid monthly to Ares Wealth Management Solutions, LLC (the “Dealer Manager”) with respect to Class T shares and Class D shares issued in the primary portion of our public offerings only. All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker dealers and servicing broker dealers. Refer to “Note 12” for further detail regarding distribution fees.
(4)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings.

Redemptions

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2023, 2022 and 2021. All eligible redemption requests were fulfilled for the periods presented. Eligible redemption requests are requests submitted in good order by the request submission deadline set forth in the share redemption program. Our board of directors may modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders:

	For the Year Ended December 31,
(in thousands, except per share data)	2023	2022	2021
Number of shares redeemed	45,044	14,109	2,350
Aggregate dollar amount of shares redeemed	$652,754	$213,444	$25,109
Average redemption price per share	$14.49	$15.13	$10.68

10. REDEEMABLE NONCONTROLLING INTERESTS

The Operating Partnership’s net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

The Operating Partnership issued OP Units to the Advisor and Former Sponsor as payment of the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the Advisory Agreement. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period.

The following table summarizes the redeemable noncontrolling interests activity for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
($ and units in thousands)	$	Units	$	Units
Balance at beginning of the year	$69,553	4,532	$15,687	1,311
Settlement of prior year performance participation allocation (1)	62,667	4,106	81,185	6,494
Distributions to redeemable noncontrolling interests	(4,850)	—	(2,493)	—
Redemptions of redeemable noncontrolling interests	(3,979)	(292)	(40,915)	(3,273)
Net loss attributable to redeemable noncontrolling interests	(5,587)	—	(4,874)	—
Change from cash flow hedging activities and available-for-sale securities attributable to redeemable noncontrolling interests	(966)	—	1,043	—
Redemption value allocation adjustment to redeemable noncontrolling interests (2)	(2,528)	—	19,920	—
Ending balance	$114,310	8,346	$69,553	4,532

(1)	The 2022 performance participation allocation in the amount of $140.5 million became payable on December 31, 2022, and the Advisor elected to settle a portion of the amount owed in cash in the amount of $77.8 million, and the remainder in Class I OP Units in January 2023. The 2021 performance participation allocation in the amount of $81.2 million became payable on December 31, 2021, and was issued as 6,494,463 Class I OP Units in January 2022 to the holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the “Special Units”), AIREIT Incentive Fee LP (the “Special Unit Holder”). At the direction of the Advisor, and in light of our Former Sponsor having been the holder of the Special Units, for the first six months of 2021, the Special Unit Holder designated 3,221,460 of these Class I OP Units to entities affiliated with our Former Sponsor. The Special Unit Holder transferred 3,273,003 Class I OP Units to the Advisor thereafter.
(2)	Represents the adjustment recorded to mark to the redemption value of the redeemable noncontrolling interests, which is equivalent to fair value as of December 31, 2023.

11. INCOME TAXES

We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2023, 2022 and 2021. We had a net deferred tax asset of approximately $0.3 million as of December 31, 2023. We had no deferred tax assets as of December 31, 2022. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2020.

Distributions

Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. For taxable years beginning before January 1, 2026, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. The unaudited preliminary taxability of our 2023, 2022 and 2021 distributions were:

	For the Year Ended December 31,
(unaudited)	2023	2022	2021
Ordinary income	—%	—%	11.6%
Non-taxable return of capital	100.0	100.0	34.8
Long-term capital gain	—	—	53.6
Total distribution	100.0%	100.0%	100.0%

Though we owed no performance participation allocation for 2023, the taxability of distributions remained unchanged in 2023 as compared to 2022, due to the increase in interest expense and tax depreciation. The decrease in taxable income for the year ended December 31, 2022, compared to the same period of the previous year, is primarily due to (i) the increase in the incentive-based performance participation allocation to $140.5 million for the year ended December 31, 2022, as compared to $81.2 million for the same period of the previous year and (ii) our Advisor’s election to settle 55.4% of the 2022 performance participation allocation in cash instead of OP Units, which is deductible as an ordinary business deduction, as compared to the 2021 performance participation allocation, which the Advisor elected to settle entirely in OP Units, which is not deductible for tax purposes.

12. RELATED PARTY TRANSACTIONS

We rely on the Advisor, a related party, to manage our day-to-day operating and acquisition activities and to implement our investment strategy pursuant to the terms of the Advisory Agreement. The current term of the Advisory Agreement ends April 30, 2024, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with the third public offering pursuant to the terms of the dealer manager agreement, dated as of February 11, 2022 (the “Dealer Manager Agreement”), by and among us, the Advisor and the Dealer Manager. On July 1, 2021, Ares closed on the acquisition of Black Creek Group’s U.S. real estate investment advisory and distribution business, including our Former Advisor (the “Transaction”). On the same date, our Former Advisor assigned the then-current advisory agreement to our New Advisor. Ares did not acquire the Former Sponsor, and we now consider Ares real estate to be our sponsor. Prior to the Transaction, the Former Sponsor, which owned the Former Advisor, was directly or indirectly majority owned by the founders of the Former Sponsor and/or their affiliates and the Former Sponsor and the Former Advisor were jointly controlled by founders of the Former Sponsor and/or their respective affiliates. The Advisor, the Sponsor and the Dealer Manager receive compensation in the form of fees and expense reimbursements for services relating to the securities offerings and for the investment and management of our assets. The following is a description of the fees and expense reimbursements payable to the Advisor, the Sponsor, and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement, the Dealer Manager Agreement, and the eleventh amended and restated limited partnership agreement of the Operating Partnership. As used below, “Fund Interests” means our outstanding shares of common stock, along with the OP Units, which may be or were held directly or indirectly by the Advisor, our Former Sponsor, members or affiliates or our Former Sponsor, and third parties.

Selling Commissions, Dealer Manager Fees and Distribution Fees. The Dealer Manager is entitled to receive upfront selling commissions and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the offering price at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the

Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of Class T shares and Class D shares sold in the primary portion of the offerings. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class. With respect to Class T shares, the distribution fees were payable at a rate of 1.0% of NAV per annum for periods prior to March 1, 2021. With respect to Class D shares, the distribution fees are payable at a rate of 0.25% of NAV per annum for periods after December 31, 2021.

	Class T	Class D	Class I
Selling commissions (as % of offering price)	up to 2.0%	—%	—%
Dealer manager fees (as % of offering price)	up to 2.5%	—%	—%
Distribution fees (as % of NAV per annum)	0.85%	0.50%	—%

We will cease paying the distribution fees with respect to individual Class T shares and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T share or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.5% of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in the primary portion of the offerings.

Advisory Fee. The advisory fee consists of a fixed component and a performance participation allocation. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to us in an amount equal to 1/12th of 1.25% of (a) the applicable monthly NAV per Fund Interest times the weighted-average number of Fund Interests for such month and (b) the consideration received by us or our affiliates for selling interests in properties under the DST Program. Prior to February 16, 2021, the fixed component of the advisory fee was accrued in the amount of 1/12th of 0.80% of the aggregate cost of each real property asset within our portfolio. “Fund Interests” means the outstanding shares of our common stock and any OP Units held by third parties.

The performance participation allocation, which will be paid to the holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the “Special Units”), is a performance-based amount in the form of an allocation and distribution. This amount will be paid to the holder of the Special Units, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Advisor, all or a portion of this amount will be paid instead to the Special Unit Holder in the form of a cash fee, as described in the Advisory Agreement.

The performance participation allocation is calculated as the lesser of: (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward; and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5.0% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted average Fund Interests outstanding during the year. In no event will the performance participation allocation be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the performance participation allocation will be equal to 100.0% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward.

The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance participation allocation as well as ongoing distribution fees (i.e., our ongoing class-specific fees). If the performance participation allocation is being calculated with respect to a year in which we complete a liquidity event, for purposes of determining the annual total return amount, the change in NAV per Fund Interest will be deemed to equal the difference between the NAV per Fund Interest as of the end of the prior calendar year and the value per Fund Interest determined in connection with such liquidity event, as described in the Advisory Agreement. The “loss carryforward” referred to above tracks any negative annual total return amounts from prior years and offsets the positive annual total return amount for purposes of the calculation of the performance participation allocation. We completed the 2023 calendar year with an annual total return loss and therefore have a loss carryforward that will apply to future performance participation allocations. The loss carryforward as of December 31, 2023 is approximately $1.47 per Fund Interest (unaudited). Realization of the loss carryforward is contingent on future performance. As such, the loss carryforward is not included in the consolidated balance sheet as of December 31, 2023. Even after the offset of the loss carryforward, future performance participation allocations will be subject to the Hurdle Amount.

Organization and Offering Expenses. Beginning January 1, 2020, we either pay organization and offering expenses directly or reimburse the Advisor and the Dealer Manager for any organization and offering expenses that it pays on our behalf as and when incurred. Our total cumulative organization and offering expenses may not exceed 15.0% of the gross proceeds from the primary portion of the applicable offering. As such, we would not consider organization and offering expenses above that amount to be payable, but such amounts may become payable in the future. There were no organization and offering expenses owed to the Advisor by us as of December 31, 2023 and 2022. As of December 31, 2023, our cumulative organization and offering expenses had not exceeded 15.0% of the gross proceeds from the primary portion of the offerings.

Development Fees. Pursuant to the Advisory Agreement, we have agreed to pay the Advisor a development fee in connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements, of development properties or overseeing the provision of these services by third parties on behalf of us. The fee will be an amount that will be equal to 4.0% of total project cost of the development property (or our proportional interest therein with respect to real property held in joint ventures or other entities that are co-owned). If the Advisor engages a third party to provide development services, the third party will be compensated directly by us, and the Advisor will receive the development fee if it provides development oversight services.

Fees from Other Services. We may retain certain of the Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Any such arrangements will be at market rates or reimbursement of costs.

Acquisition Expense Reimbursements. Pursuant to the Advisory Agreement, subject to certain limitations, we agreed to reimburse the Advisor for all acquisition expenses incurred on our behalf in connection with the selection, acquisition, development or origination of our investments, whether or not such investments are acquired. As these expense reimbursements were not directly attributable to a specified property, they were expensed as incurred on the consolidated statements of operations.

Property-Level Accounting Services. Pursuant to the Advisory Agreement, we have agreed to pay the Advisor a property accounting fee in connection with providing services related to accounting for real property operations, including the maintenance of the real property’s books and records in accordance with GAAP and our policies, procedures, and internal controls, in a timely manner, and the processing of real property-related cash receipts and disbursements. The property accounting fee is equal to the difference between: (i) the property management fee charged with respect to each real property, which reflects the market rate for all real property management services, including property-level accounting services, based on rates charged for similar properties within the region or market in which the real property is located, and (ii) the amount paid to third-party property management firms for property management services, which fee is based on an arm’s length negotiation with a third party property management service provider (the difference between (i) and (ii), the “property accounting fee”).

DST Program

DST Program Dealer Manager Fees. In connection with the DST Program, as described in “Note 7,” Ares Industrial Real Estate Exchange LLC (“AIREX”), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $2.5 billion of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through one or more purchase price “mark ups” of the initial estimated fair value of the DST Properties to be sold to investors, fees paid by the investors at the time of investment, or deductions from distributions paid to such investors.

AIREX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. AIREX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or AIREX will pay the Dealer Manager ongoing fees in amounts up to 1.0% of the equity investment or net asset value thereof per year. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker dealer sponsored conferences, or educational conferences sponsored by AIREX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.

Pursuant to the Advisory Agreement and Operating Partnership Agreement, DST Properties are included when calculating the fixed advisory fee and the performance participation allocation due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the fee paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

DST Manager Fees. AIREX Manager LLC (the “DST Manager”), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each DST holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to AIREX Advisor LLC (“DST Advisor”), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, AIREX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon, as discussed further below), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for the development and design of the DST Program and ongoing oversight of the offering and the DST Program. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager subject to the terms of the applicable DST Program offering documents.

In connection with the DST Program, AIREX maintains a loan program and may, upon request, provide DST Program Loans to certain purchasers of the interests in the DST Interests to finance a portion of the purchase price payable upon their acquisition of such DST Interests (the “Purchase Price”). The DST Program Loans are made by a subsidiary of ours (the “DST Lender”). The DST Program Loans may differ in original principal amounts. The original principal amount of the DST Program Loans expressed as a percentage of the total Purchase Price for the applicable DST Interests may also vary, but no DST Program Loan to any purchaser will exceed 50% of the Purchase Price paid by such purchaser for its DST Interest in the Trust, excluding the amount of the Origination Fee, as hereinafter defined. Each purchaser that elects to obtain a DST Program Loan, will pay an origination fee to the DST Manager equal to up to 1.0% of the original principal amount of its DST Program Loan (the “Origination Fee”) upon origination of such DST Program Loan, which Origination Fee will be assigned by the DST Manager to an affiliate of the Advisor. The purchaser will be required to represent, among other things, that no portion of the Purchase Price for its DST Interest and no fee paid in connection with the acquisition of its DST Interest (including, without limitation, the Origination Fee) has been or will be funded with any nonrecourse indebtedness other than the DST Program Loan.

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services the Dealer Manager provided in connection with our securities offerings, and any related amounts payable:

	For the Year Ended December 31,			Receivable (Payable) as of
(in thousands)	2023	2022	2021	December 31, 2023	December 31, 2022
Selling commissions and dealer manager fees (1)	$4,449	$22,815	$15,046	$—	$—
Ongoing distribution fees (1)(2)	23,858	27,175	16,022	(1,549)	(2,459)
Advisory fee—fixed component	74,092	67,561	28,558	(5,813)	(6,371)
Performance participation allocation (3)	—	140,505	81,185	—	(140,505)
Other expense reimbursements (4)(5)	12,116	12,452	11,434	(2,799)	(2,624)
Property accounting fee (6)	3,017	2,803	1,262	129	(269)
DST Program selling commissions, dealer manager fees and distribution fees (1)	6,393	8,584	3,527	(852)	(672)
Other DST Program related costs (5)	5,664	9,974	5,925	(215)	(145)
Development fees (7)	1,795	8,460	937	(588)	(471)
Total	$131,384	$300,329	$163,896	$(11,687)	$(153,516)

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker dealers and servicing broker dealers.
(2)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable were approximately $64.5 million and $92.1 million as of December 31, 2023 and 2022, respectively.
(3)	The 2022 performance participation allocation in the amount of $140.5 million became payable on December 31, 2022 and was settled in January 2023. The Advisor elected to settle the amounts owed partially in cash in the amount of $77.8 million and the remainder in 4.1 million OP Units.
(4)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the Advisory Agreement, including, but not limited to, certain expenses described below after footnote 7, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.
(6)	The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain limited circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.
(7)	Development fees are included in the total development project costs of the respective properties and are capitalized in construction in progress, which is included in net investment in real estate properties on our consolidated balance sheets. Amounts also include our proportionate share of development acquisition fees relating to the BTC Partnerships, which are included in investment in unconsolidated joint venture partnership(s) on our consolidated balance sheets.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers, including a portion of compensation (whether paid in cash, stock, or other forms), benefits and other overhead costs of certain of our named executive officers, as well as employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. We incurred approximately $11.2 million, $11.4 million and $10.1 million for the years ended December 31, 2023, 2022 and 2021 respectively, for such compensation expenses reimbursable to the Advisor.

Transactions with Affiliates

The Operating Partnership issued 100 Special Units to the Former Sponsor for consideration of $1,000. The Special Units are classified as noncontrolling interests. On July 1, 2021, the 100 Special Units were assigned to the Advisor and in December 2021, the Advisor assigned the 100 Special Units to its subsidiary, the Special Unit Holder.

Performance Participation Allocation

The allocation of the performance participation interest is ultimately determined at the end of each calendar year and will be paid in Class I OP units or cash, at the election of the Advisor. The performance hurdle was not achieved as of December 31, 2023; therefore no performance participation allocation expense was recognized in our consolidated statements of operations for the year ended

December 31, 2023. As the performance hurdle was achieved as of December 31, 2022, we recognized approximately $140.5 million of performance participation allocation expense in our consolidated statements of operations for the year ended December 31, 2022.

Joint Venture Partnerships

From the beginning of the first quarter of 2022 until the completion of the BTC II Partnership Transaction, the BTC II Partnership incurred approximately $1.8 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements. For the year ended December 31, 2021, the BTC Partnerships incurred in aggregate approximately $10.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to their respective service agreements.

For the year ended December 31, 2023, the BTC II B Partnership incurred approximately $2.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements. From the completion of the BTC II Partnership Transaction until December 31, 2022, the BTC II B Partnership incurred approximately $1.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements.

13. NET INCOME (LOSS) PER COMMON SHARE

The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	For the Year Ended December 31,
(in thousands, except per share data)	2023	2022	2021
Net loss attributable to common stockholders—basic	$(204,674)	$(308,079)	$(75,349)
Net loss attributable to redeemable noncontrolling interests	(5,587)	(4,874)	(498)
Net loss attributable to noncontrolling interests	38	38	20
Net loss attributable to common stockholders—diluted	$(210,223)	$(312,915)	$(75,827)
Weighted-average shares outstanding—basic	303,660	295,683	201,169
Incremental weighted-average shares outstanding—diluted	8,461	4,533	1,311
Weighted-average shares outstanding—diluted	312,121	300,216	202,480
Net loss per share attributable to common stockholders:
Basic	$(0.67)	$(1.04)	$(0.37)
Diluted	$(0.67)	$(1.04)	$(0.37)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Supplemental disclosure of non-cash investing and financing activities:
Interest paid related to consolidated indebtedness, net of capitalized interest	$118,575	$70,667	$21,772
Interest paid related to DST Program	62,507	32,157	1,757
Distributions reinvested in common stock	85,224	76,434	52,223
Increase in DST Program Loans receivable through DST Program capital raising	52,542	83,630	68,772
Redeemable noncontrolling interests issued as settlement of performance participation allocation	62,667	81,185	9,640
Non-cash redemption of minority ownership interest in unconsolidated joint venture partnership	—	91,028	279,340
(Decrease) increase in accrued future ongoing distribution fees	(27,628)	6,726	40,458
(Decrease) increase in accrued capital expenditures	(33,214)	58,902	2,433
Non-cash selling commissions and dealer manager fees	4,449	22,815	15,046

Restricted Cash

Restricted cash consists of lender, insurance and property-related escrow accounts, as well as utility deposits. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Beginning of period:
Cash and cash equivalents	$79,524	$216,848	$232,369
Restricted cash	499	887	530
Cash, cash equivalents and restricted cash	$80,023	$217,735	$232,899
End of period:
Cash and cash equivalents	$14,322	$79,524	$216,848
Restricted cash	620	499	887
Cash, cash equivalents and restricted cash	$14,942	$80,023	$217,735

15. NONCONTROLLING INTERESTS

Special Units

In November 2014, the Operating Partnership issued 100 Special Units to the parent of the Former Advisor for consideration of $1,000. On July 1, 2021, the 100 Special Units were assigned to the Advisor. In December 2021, the Special Units were assigned by the Advisor to the Special Unit Holder. The holder of the Special Units does not participate in the profits and losses of the Operating Partnership. The holder of the Special Units will be paid a performance participation allocation. Refer to “Note 12” for details regarding the performance participation allocation and Class I OP Units issued as payment for the performance participation allocation. This amount will be paid to the Special Unit Holder, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Advisor, will be paid instead to the Advisor in the form of a cash fee, as described in the Advisory Agreement. The limited partner interests not owned by us are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.

Subsidiary REITs

As of December 31, 2023, we indirectly own and control the managing member of three Subsidiary REITs. Noncontrolling interests represent the portion of equity in the Subsidiary REIT that we do not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheet as of December 31, 2023 as noncontrolling interests within permanent equity. Such noncontrolling interests were issued by the Subsidiary REITS in the form of preferred shares, which are non-voting and have no rights to income or loss. The preferred shares are redeemable by the respective Subsidiary REIT at our discretion, through our ownership and control of the managing member. The following table includes details for each Subsidiary REIT:

				Annual	Dividend Payable as of December 31,
Subsidiary REIT Acquisition	Date Acquired	Number of Shares	Par Value	Preferred Dividend	2023 (1)	2022 (1)
Executive Airport II	9/3/2020	125	$1,000	12.5%	$7,812	$7,812
Build-To-Core Logistics Portfolio	6/15/2021	122	$500	12.0%	$—	$—
Hainesport Commerce Center	12/21/2021	125	$1,000	12.0%	$—	$—

(1)	Recorded in accounts payable and accrued expenses on our consolidated balance sheets.

16. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, we and our subsidiaries may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2023, we and our subsidiaries were not involved in any material legal proceedings.

Environmental Matters

A majority of the properties we acquire have been or will be subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of land. We have or may acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2023.

17. SUBSEQUENT EVENTS

Subsequent to December 31, 2023, we sold two industrial properties for an aggregate contractual purchase price of $35.1 million. Our accounting basis (net of accumulated depreciation and amortization) for these properties as of the disposition date was approximately $27.0 million.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

							Costs
							Capitalized or	Gross Amount Carried as of
				Initial Cost to Company			Adjustments	December 31, 2023			Accumulated	Acquisition /
	# of				Buildings and	Total	Subsequent to		Buildings and	Total	Depreciation and	Completion
($ in thousands)	Buildings	Debt		Land	Improvements (7)	Costs	Acquisition	Land	Improvements (7)	Costs (8), (10)	Amortization (9),(10)	Date
Consolidated Industrial Properties:
Ontario Industrial Center in Ontario, CA	1	$—	(1)	$5,225	$5,370	$10,595	$1,002	$5,225	$6,372	$11,597	$(2,313)	2/26/18
Medley Industrial Center in Medley, FL	1	—		2,864	4,559	7,423	312	2,864	4,871	7,735	(1,441)	4/11/18
Ontario Distribution Center in Ontario, CA	1	—	(2)	14,657	16,101	30,758	1,566	14,657	17,667	32,324	(6,595)	5/17/18
Park 429 Logistics Center in Ocoee, FL	2	—		7,963	36,919	44,882	320	7,963	37,239	45,202	(7,120)	6/7/18
Pescadero Distribution Center in Tracy, CA	1	—	(1)	5,602	40,021	45,623	975	5,602	40,996	46,598	(8,710)	6/20/18
Gothard Industrial Center in Huntington Beach, CA	1	—	(1)	5,325	4,771	10,096	421	5,325	5,192	10,517	(1,715)	6/25/18
Midway Industrial Center in Odenton, MD	1	—	(3)	4,579	3,548	8,127	446	4,579	3,994	8,573	(1,734)	10/22/18
Executive Airport Distribution Center I in Henderson, NV	1	—		10,360	40,710	51,070	372	10,360	41,082	51,442	(9,742)	11/20/18
Iron Run Distribution Center in Allentown, PA	1	—	(3)	5,483	10,039	15,522	258	5,483	10,297	15,780	(3,380)	12/4/18
Elgin Distribution Center in Elgin, IL	1	—		4,032	16,951	20,983	157	4,032	17,108	21,140	(2,771)	12/11/18
Addison Distribution Center II in Addison, IL	1	—		4,439	8,009	12,448	879	4,439	8,888	13,327	(2,408)	12/21/18
Fontana Distribution Center in Fontana, CA	1	—	(2)	20,558	21,943	42,501	958	20,558	22,901	43,459	(8,395)	12/28/18
Airport Industrial Center in Ontario, CA	1	—		4,085	4,051	8,136	587	4,085	4,638	8,723	(1,714)	1/8/19
Kelly Trade Center in Austin, TX	1	—		2,686	12,654	15,340	1,981	2,686	14,635	17,321	(3,712)	1/31/19
7A Distribution Center in Robbinsville, NJ	1	—		8,002	4,149	12,151	523	3,385	9,289	12,674	(3,046)	2/11/19
Quakerbridge Distribution Center in Hamilton, NJ	1	—	(3)	3,434	5,160	8,594	982	2,334	7,242	9,576	(2,281)	3/11/19
Hebron Airpark Logistics Center in Hebron, KY	1	—		2,228	9,572	11,800	497	2,228	10,069	12,297	(1,995)	5/30/19
Las Vegas Light Industrial Portfolio in Las Vegas, NV	4	—		19,872	39,399	59,271	1,311	19,872	40,710	60,582	(10,585)	5/30/19
Monte Vista Industrial Center in Chino, CA	1	—		7,947	7,592	15,539	560	7,947	8,152	16,099	(2,625)	6/7/19
King of Prussia Core Infill Portfolio in King of Prussia, PA	5	—	(3)	14,791	17,187	31,978	2,143	14,791	19,330	34,121	(6,749)	6/21/19
Dallas Infill Industrial Portfolio in Arlington, TX	3	38,000		17,159	74,981	92,140	5,941	17,159	80,922	98,081	(18,110)	6/28/19
Dallas Infill Industrial Portfolio in Garland, TX	2	11,250		3,545	20,370	23,915	594	3,545	20,964	24,509	(3,792)	6/28/19
Edison Distribution Center in Edison, NJ	1	—	(3)	11,519	16,079	27,598	276	11,519	16,355	27,874	(4,935)	6/28/19
395 Distribution Center in Reno, NV	2	—	(2)	8,904	45,114	54,018	911	8,904	46,025	54,929	(8,531)	8/5/19
I-80 Distribution Center in Reno, NV	4	—	(1)	11,645	60,364	72,009	2,133	11,645	62,497	74,142	(12,684)	9/4/19
Avenue B Industrial Center in Bethlehem, PA	1	—		2,190	4,923	7,113	108	2,190	5,031	7,221	(1,756)	9/11/19
485 Distribution Center in Shiremanstown, PA	1	—	(4)	6,145	36,914	43,059	267	6,145	37,181	43,326	(7,062)	9/13/19
Weston Business Center in Weston, FL	1	—		14,627	17,784	32,411	255	14,627	18,039	32,666	(4,687)	12/10/19
Marigold Distribution Center in Redlands, CA	1	—		15,660	24,075	39,735	1,820	15,660	25,895	41,555	(6,760)	12/20/19
Bishops Gate Distribution Center in Mount Laurel, NJ	1	—	(3)	6,018	26,208	32,226	628	6,018	26,836	32,854	(7,420)	12/31/19
Norcross Industrial Center in Peachtree Corner, GA	1	—		3,220	6,285	9,505	6,008	3,220	12,293	15,513	(2,686)	3/23/20
Port 146 Distribution Center in LaPorte, TX	1	—		1,748	7,823	9,571	2,369	1,748	10,192	11,940	(1,069)	4/14/20
Lima Distribution Center in Denver, CO	1	—		1,853	9,769	11,622	212	1,853	9,981	11,834	(2,729)	4/15/20
Valwood Crossroads in Carrollton, TX	2	—	(4)	12,457	57,542	69,999	170	12,457	57,712	70,169	(9,931)	5/11/20
Eaglepoint LC in Brownsburg, IN	1	—		3,598	36,618	40,216	109	3,598	36,727	40,325	(7,017)	5/26/20
7A DC II in Robbinsville Township, NJ	1	—	(3)	6,235	16,983	23,218	783	6,235	17,766	24,001	(3,903)	5/27/20
Legacy Logistics Center in Salt Lake City, UT	1	—	(1)	5,590	34,128	39,718	1,995	5,590	36,123	41,713	(6,189)	6/3/20
Logistics Center at 33 in Easton, PA	1	—	(4)	8,983	54,302	63,285	498	8,983	54,800	63,783	(9,679)	6/4/20
Intermodal Logistics Center in Fort Worth, TX	1	—		5,191	23,437	28,628	177	5,191	23,614	28,805	(3,498)	6/29/20
Executive Airport Distribution Center II, III in Henderson, NV	2	—		7,852	25,348	33,200	4,145	7,852	29,493	37,345	(2,847)	9/3/20
Airpark International Logistics Center in Hebron, KY	2	—		2,371	27,830	30,201	416	2,371	28,246	30,617	(3,800)	10/9/20
Carlstadt Industrial Center in Carlstadt, NJ	2	—	(3)	16,989	20,541	37,530	1,165	16,989	21,706	38,695	(5,388)	11/10/20
Nelson Industrial Center in La Puente, CA	1	—		3,943	5,089	9,032	141	3,943	5,230	9,173	(1,121)	12/7/20
Miraloma Industrial Center in Placentia, CA	1	—		4,843	4,655	9,498	251	4,843	4,906	9,749	(1,308)	12/10/20
Pennsy Logistics Center in Landover, MD	2	—	(3)	8,273	51,824	60,097	155	8,273	51,979	60,252	(7,970)	12/18/20
Gerwig Distribution Center in Columbia, MD	1	—		8,069	11,205	19,274	360	8,069	11,565	19,634	(2,270)	1/8/21
Harvill Business Center in Perris, CA	1	—	(4)	14,098	46,490	60,588	41	14,098	46,531	60,629	(5,821)	3/10/21
Princess Logistics Center in Lawrenceville, NJ	1	—	(4)	10,883	63,192	74,075	1,232	10,883	64,424	75,307	(6,132)	4/12/21

							Costs
							Capitalized or	Gross Amount Carried as of
				Initial Cost to Company			Adjustments	December 31, 2023			Accumulated	Acquisition /
	# of				Buildings and	Total	Subsequent to		Buildings and	Total	Depreciation and	Completion
($ in thousands)	Buildings	Debt		Land	Improvements (7)	Costs	Acquisition	Land	Improvements (7)	Costs (8), (10)	Amortization (9),(10)	Date
Rancho Cucamonga Business Center in Rancho Cucamonga, CA	1	—		8,185	16,439	24,624	635	8,185	17,074	25,259	(2,590)	5/28/21
Norton Distribution Center in Norton, MA	1	—		4,350	28,063	32,413	252	4,350	28,315	32,665	(4,784)	6/1/21
Build-To-Core Logistics Portfolio in Austin, TX	5	—	(5)	11,918	42,446	54,364	1,910	11,918	44,356	56,274	(7,609)	6/15/21
Build-To-Core Logistics Portfolio in Hayward, CA	1	—	(5)	39,357	91,117	130,474	3,649	39,357	94,766	134,123	(8,050)	6/15/21
Build-To-Core Logistics Portfolio in LaPorte, TX	1	—		1,998	15,261	17,259	485	1,998	15,746	17,744	(1,701)	6/15/21
Build-To-Core Logistics Portfolio in Lehigh Valley, PA	1	—		14,522	49,076	63,598	2,018	14,522	51,094	65,616	(5,216)	6/15/21
Build-To-Core Logistics Portfolio in Lodi, NJ	2	—	(4)	18,545	78,491	97,036	408	18,545	78,899	97,444	(6,590)	6/15/21
Build-To-Core Logistics Portfolio in Rancho Cucamonga, CA	1	—	(4)	26,126	71,385	97,511	(251)	26,126	71,134	97,260	(8,759)	6/15/21
Build-To-Core Logistics Portfolio in Richmond, CA	1	—		6,954	33,862	40,816	1,301	7,045	35,072	42,117	(3,022)	6/15/21
Build-To-Core Logistics Portfolio in San Diego, CA	2	—	(5)	7,999	34,888	42,887	30	7,999	34,918	42,917	(3,723)	6/15/21
Build-To-Core Logistics Portfolio in San Jose, CA	1	—		9,799	23,467	33,266	332	9,799	23,799	33,598	(2,198)	6/15/21
Build-To-Core Logistics Portfolio in Suwanee, GA	4	—	(5)	5,612	65,492	71,104	3,724	5,612	69,216	74,828	(12,420)	6/15/21
Build-To-Core Logistics Portfolio in Tacoma, WA	2	—	(2)	29,942	144,714	174,656	1,287	29,942	146,001	175,943	(14,756)	6/15/21
Build-To-Core Logistics Portfolio in Tracy, CA	1	—	(5)	3,564	50,196	53,760	(9)	3,564	50,187	53,751	(4,679)	6/15/21
Benchmark Distribution Center in Houston, TX	1	—		4,809	14,842	19,651	1,186	4,809	16,028	20,837	(1,857)	6/18/21
Key Logistics Portfolio in Allentown, PA	1	—		2,876	15,208	18,084	1,000	2,876	16,208	19,084	(2,352)	7/14/21
Key Logistics Portfolio in Auburn, WA	3	—		7,822	34,089	41,911	1,043	7,822	35,132	42,954	(4,485)	7/14/21
Key Logistics Portfolio in Aurora, CO	1	—		1,818	9,147	10,965	—	1,818	9,147	10,965	(1,534)	7/14/21
Key Logistics Portfolio in Boca Raton, FL	1	—		4,959	8,586	13,545	199	4,959	8,785	13,744	(2,014)	7/14/21
Key Logistics Portfolio in Glen Burnie, MD	1	—	(3)	2,545	17,976	20,521	84	2,545	18,060	20,605	(3,430)	7/14/21
Key Logistics Portfolio in Kent, WA	4	—		11,478	27,605	39,083	1,018	11,478	28,623	40,101	(4,854)	7/14/21
Key Logistics Portfolio in King of Prussia, PA	2	—	(3)	4,120	17,984	22,104	508	4,120	18,492	22,612	(3,408)	7/14/21
Key Logistics Portfolio in Lanham, MD	1	—	(3)	3,979	18,147	22,126	671	3,979	18,818	22,797	(2,327)	7/14/21
Key Logistics Portfolio in Lincolnshire, IL	1	—		1,695	11,939	13,634	58	1,695	11,997	13,692	(1,469)	7/14/21
Key Logistics Portfolio in Louisville, KY	5	—		8,248	117,907	126,155	1,516	8,248	119,423	127,671	(18,545)	7/14/21
Key Logistics Portfolio in Mechanicsburg, PA	1	—		2,205	11,882	14,087	495	2,205	12,377	14,582	(2,041)	7/14/21
Key Logistics Portfolio in Memphis, TN	6	—		6,873	103,715	110,588	2,737	6,873	106,452	113,325	(21,076)	7/14/21
Key Logistics Portfolio in Olive Branch, MS	1	—		2,656	29,453	32,109	89	2,656	29,542	32,198	(3,685)	7/14/21
Key Logistics Portfolio in Ontario, CA	3	—		13,418	38,965	52,383	442	13,418	39,407	52,825	(6,470)	7/14/21
Key Logistics Portfolio in Pompano Beach, FL	2	—		4,431	10,992	15,423	394	4,431	11,386	15,817	(1,866)	7/14/21
Key Logistics Portfolio in Renton, WA	1	—		4,745	13,612	18,357	—	4,745	13,612	18,357	(2,280)	7/14/21
Key Logistics Portfolio in Salt Lake City, UT	2	—		5,966	53,720	59,686	487	5,966	54,207	60,173	(8,725)	7/14/21
Key Logistics Portfolio in Stockton, CA	4	—	(4)	15,700	73,083	88,783	1,665	15,700	74,748	90,448	(12,621)	7/14/21
Key Logistics Portfolio in Tacoma, WA	1	—		3,844	6,354	10,198	202	3,844	6,556	10,400	(999)	7/14/21
Key Logistics Portfolio in Totowa, NJ	1	—	(3)	11,530	46,672	58,202	1,170	11,530	47,842	59,372	(7,202)	7/14/21
Key Logistics Portfolio in Tracy, CA	2	—		11,240	47,595	58,835	1,307	11,240	48,902	60,142	(7,573)	7/14/21
Key Logistics Portfolio in Upper Marlboro, MD	1	—		2,206	4,926	7,132	1,432	2,206	6,358	8,564	(680)	7/14/21
Key Logistics Portfolio in Valencia, CA	1	—		6,555	11,619	18,174	53	6,555	11,672	18,227	(1,305)	7/14/21
Key Logistics Portfolio in Wayne, NJ	1	—	(3)	5,800	13,770	19,570	1,600	5,800	15,370	21,170	(1,954)	7/14/21
Key Logistics Portfolio in York, PA	1	—	(4)	4,645	20,466	25,111	1,546	4,645	22,012	26,657	(3,834)	7/14/21
Stonewood Logistics Center in York, PA	1	—		1,193	18,150	19,343	1,471	1,193	19,621	20,814	(1,648)	7/16/21
Heron Industrial Center in Swedesboro, NJ	1	—		5,622	20,377	25,999	283	5,622	20,660	26,282	(4,224)	7/21/21
Colony Crossing Logistics Portfolio in Houston, TX	2	—		5,258	16,311	21,569	775	5,258	17,086	22,344	(2,820)	8/17/21
Harvill Industrial Center in Riverside, CA	—	—		7,532	—	7,532	5,172	7,782	4,922	12,704	—	8/23/21
Commerce Farms Logistics Center in Lebanon, TN	1	—		3,117	60,704	63,821	1,078	3,117	61,782	64,899	(7,230)	8/25/21
North County Commerce Center in Vista, CA	5	—	(2)	42,171	104,961	147,132	1,050	42,171	106,011	148,182	(16,334)	8/30/21
Performance Distribution Center in Stockton, CA	1	—	(2)	9,733	19,799	29,532	33	9,733	19,832	29,565	(2,099)	9/7/21
Madison Distribution Center in Tampa, FL	1	—		766	12,236	13,002	9	766	12,245	13,011	(1,322)	9/17/21
355 Logistics Center in Lockport, IL	2	—		3,360	62,062	65,422	2,554	3,360	64,616	67,976	(6,764)	10/1/21
1 Stanley Drive in Aston, PA	1	—	(4)	1,265	20,974	22,239	98	1,265	21,072	22,337	(2,123)	10/6/21
Gilbert Gateway Commerce Park in Gilbert, AZ	3	—	(2)	8,129	80,026	88,155	3,036	8,129	83,062	91,191	(7,997)	10/6/21
California Business Center in Salt Lake City, UT	2	—		4,780	26,290	31,070	694	4,780	26,984	31,764	(4,736)	10/21/21
Molto Portfolio in Aurora, IL	1	—		5,169	32,432	37,601	787	5,169	33,219	38,388	(2,790)	11/17/21
Molto Portfolio in Hebron, KY	1	—		1,857	20,674	22,531	—	1,857	20,674	22,531	(1,574)	11/17/21
Molto Portfolio in Houston, TX	2	—		7,370	70,096	77,466	1,563	7,370	71,659	79,029	(6,275)	11/17/21
Molto Portfolio in La Vergne, TN	1	—		3,696	23,720	27,416	—	3,696	23,720	27,416	(2,090)	11/17/21
Molto Portfolio in Louisville, KY	1	—		3,755	36,195	39,950	1,399	3,755	37,594	41,349	(3,251)	11/17/21
Walker Mill Industrial Center in Capitol Heights, MD	1	—	(3)	2,908	14,297	17,205	116	2,908	14,413	17,321	(1,816)	11/18/21
Greater Boston Portfolio in Danvers, MA	1	—		4,176	16,169	20,345	46	4,176	16,215	20,391	(2,565)	11/22/21
Greater Boston Portfolio in Franklin, MA	1	—		2,646	14,367	17,013	1,367	2,646	15,734	18,380	(1,904)	11/22/21

							Costs
							Capitalized or	Gross Amount Carried as of
				Initial Cost to Company			Adjustments	December 31, 2023			Accumulated	Acquisition /
	# of				Buildings and	Total	Subsequent to		Buildings and	Total	Depreciation and	Completion
($ in thousands)	Buildings	Debt		Land	Improvements (7)	Costs	Acquisition	Land	Improvements (7)	Costs (8), (10)	Amortization (9),(10)	Date
McDonald Portfolio in Alpharetta, GA	4	—		4,228	49,773	54,001	3,131	4,228	52,904	57,132	(6,731)	12/16/21
McDonald Portfolio in Atlanta, GA	6	—		10,312	192,196	202,508	2,556	10,312	194,752	205,064	(23,869)	12/16/21
McDonald Portfolio in Ellenwood, GA	2	—		4,808	72,142	76,950	931	4,808	73,073	77,881	(8,252)	12/16/21
McDonald Portfolio in Savannah, GA	2	—		5,862	56,433	62,295	483	5,467	57,311	62,778	(5,995)	12/16/21
Riggs Hill Industrial Center in Jessup, MD	1	—		827	4,832	5,659	77	827	4,909	5,736	(896)	12/17/21
Valwood Industrial Center in Carrollton, TX	4	—		12,755	30,377	43,132	1,006	12,755	31,383	44,138	(4,313)	12/17/21
Port Crossing Logistics Center in LaPorte, TX	1	—		2,518	29,476	31,994	164	2,518	29,640	32,158	(2,536)	12/21/21
Hainesport Commerce Center in Hainesport, NJ	1	—		19,042	113,768	132,810	1,127	19,042	114,895	133,937	(8,104)	12/21/21
Beltway Logistics Center in Charlotte, NC	1	—		4,726	23,327	28,053	119	4,726	23,446	28,172	(1,639)	12/22/21
Clackamas Industrial Center in Clackamas, OR	1	—		9,623	41,551	51,174	597	9,623	42,148	51,771	(7,659)	12/23/21
Build-to-Core II Logistics Portfolio in Aurora, IL	1	—		3,187	21,354	24,541	352	3,187	21,706	24,893	(1,835)	2/15/22
Build-to-Core II Logistics Portfolio in Avenel, NJ	1	—		20,489	22,267	42,756	61	20,489	22,328	42,817	(1,591)	2/15/22
Build-to-Core II Logistics Portfolio in Lakewood, WA	3	—		30,833	149,703	180,536	3,080	30,838	152,778	183,616	(11,235)	2/15/22
Build-to-Core II Logistics Portfolio in Mount Prospect, IL	1	—		3,725	20,434	24,159	35	3,725	20,469	24,194	(1,527)	2/15/22
Build-to-Core II Logistics Portfolio in Naperville, IL	1	—		1,951	16,137	18,088	594	1,951	16,731	18,682	(1,360)	2/15/22
Build-to-Core II Logistics Portfolio in Newark, NJ	1	—	(6)	25,879	1,634	27,513	20,004	25,879	21,638	47,517	—	2/15/22, 9/28/23
Build-to-Core II Logistics Portfolio in Schertz, TX	1	—		503	9,177	9,680	457	503	9,634	10,137	(1,009)	2/15/22
Build-to-Core II Logistics Portfolio in Tualatin, OR	1	—		4,231	27,698	31,929	(83)	4,102	27,744	31,846	(2,168)	2/15/22
Northlake Logistics Crossing in Northlake, TX	2	—		21,569	—	21,569	113,318	22,094	112,793	134,887	(682)	2/17/22, 4/12/23
Tampa Commerce Center in Temple Terrace, FL	1	—		6,270	—	6,270	25,199	6,270	25,199	31,469	—	4/1/22 & 5/25/22, 5/25/23
Medley 104 Industrial Center in Medley, FL	1	—		13,436	40,234	53,670	248	13,436	40,482	53,918	(5,117)	4/18/22
IDI U.S. Logistics Portfolio in Buford, GA	1	—		2,962	18,213	21,175	—	2,962	18,213	21,175	(1,059)	4/28/22
IDI U.S. Logistics Portfolio in Channahon, IL	1	—		8,940	93,938	102,878	349	8,940	94,287	103,227	(5,048)	7/6/22
IDI U.S. Logistics Portfolio in Jefferson, GA	1	—		6,798	83,287	90,085	1,478	6,798	84,765	91,563	(7,463)	4/28/22
IDI U.S. Logistics Portfolio in Fort Worth, TX	1	—		4,254	42,904	47,158	36	4,254	42,940	47,194	(2,824)	4/28/22
IDI U.S. Logistics Portfolio in Garland, TX	1	—		4,711	59,177	63,888	—	4,711	59,177	63,888	(4,036)	4/28/22
IDI U.S. Logistics Portfolio in Indianapolis, IN	1	—		5,104	63,962	69,066	1,996	5,104	65,958	71,062	(5,030)	4/28/22
IDI U.S. Logistics Portfolio in Southhaven, MS	1	—		2,082	23,638	25,720	13	2,082	23,651	25,733	(1,674)	4/28/22
Chicago Growth Portfolio in Bolingbrook, IL	2	—		2,354	22,921	25,275	85	2,354	23,006	25,360	(2,562)	5/9/22
Chicago Growth Portfolio in Chicago, IL	1	—		3,326	28,536	31,862	762	3,326	29,298	32,624	(3,947)	5/10/22
Chicago Growth Portfolio in Elgin, IL	4	—		4,911	34,448	39,359	715	4,911	35,163	40,074	(4,386)	5/11/22
Chicago Growth Portfolio in Lemont, IL	2	—		2,387	20,705	23,092	629	2,387	21,334	23,721	(2,596)	5/12/22
Chicago Growth Portfolio in Libertyville, IL	4	—		4,732	46,322	51,054	991	4,732	47,313	52,045	(5,305)	5/13/22
Chicago Growth Portfolio in Romeoville, IL	1	—		1,049	10,444	11,493	56	1,049	10,500	11,549	(1,334)	5/14/22
4 Studebaker Commerce Center in Irvine, CA	1	—		9,334	23,854	33,188	85	9,334	23,939	33,273	(3,111)	5/12/22
Southeast Orlando Portfolio in Kissimmee, FL	1	—		—	20,468	20,468	267	—	20,735	20,735	(2,197)	5/19/22
Southeast Orlando Portfolio in Orlando, FL	4	—		23,658	94,414	118,072	484	23,658	94,898	118,556	(11,337)	5/19/22
I-465 East Logistics Center in Indianapolis, IN	1	—		2,097	16,826	18,923	103	2,097	16,929	19,026	(1,253)	5/26/22
Industry Commerce Center in City of Industry, CA	1	—		12,157	39,929	52,086	187	12,157	40,116	52,273	(5,674)	6/2/22
County Line Corporate Park in Hialeah, FL	2	—		34,850	27,230	62,080	101,209	34,850	128,439	163,289	(1,995)	6/8/2022, 11/7/23
Robbinsville Distribution Center in Robbinsville, NJ	-	—		364	—	364	3,064	1,853	1,575	3,428	—	6/10/22
Innovation Corporate Park I & II in New Albany, OH	2	—		5,807	58,132	63,939	253	5,807	58,385	64,192	(4,073)	6/17/22
IDI 2022 National Portfolio in Bolingbrook, IL	2	—		13,054	94,917	107,971	—	13,054	94,917	107,971	(6,314)	6/22/22
IDI 2022 National Portfolio in Mesquite, TX	1	—		2,930	24,934	27,864	259	2,930	25,193	28,123	(1,648)	6/22/22
IDI 2022 National Portfolio in Monroe, OH	1	—		7,309	42,003	49,312	113	7,309	42,116	49,425	(4,489)	6/22/22
IDI 2022 National Portfolio in Olive Branch, MS	2	—		6,983	54,643	61,626	31	6,983	54,674	61,657	(4,323)	6/22/22
I-80 Logistics Park in Wayne, NJ	1	—		16,924	121,606	138,530	239	16,924	121,845	138,769	(14,170)	6/29/22
Commonwealth Logistics Center in Jacksonville, FL	2	—		8,927	—	8,927	54,389	8,927	54,389	63,316	—	6/30/22, 10/20/23
County Line Corporate Park II in Hileah, FL	3	—		36,050	46,428	82,478	25,680	36,050	72,108	108,158	(2,564)	12/28/22, 5/19/23
Bayport 146 Distribution Center in Seabrook, TX	1	—	(6)	6,289	43,317	49,606	8,371	6,289	51,688	57,977	(1,047)	2/21/23
Runway Distribution Center I and II in San Diego, CA	2	—	(6)	8,143	48,849	56,992	3,011	8,143	51,860	60,003	(81)	7/12/23
Brittmoore Industrial Center in Houston, TX	1	—	(6)	1,403	20,885	22,288	1,707	1,403	22,592	23,995	—	8/16/23
Total	256	$1,722,325		$1,303,940	$5,583,012	$6,886,952	$487,632	$1,300,059	$6,074,525	$7,374,584	$(750,429)

(1)	These properties include a $118.5 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the eight collateralized buildings. The mortgage note has a maturity date of November 1, 2027 and an interest rate of 2.90%. See “Note 6 to the Consolidated Financial Statements” above for more detail.
(2)	These properties include a $408.0 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 15 collateralized buildings. The mortgage note has an initial maturity date of January 5, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.65%. See “Note 6 to the Consolidated Financial Statements” above for more detail.
(3)	These properties include a $367.8 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 23 collateralized buildings. The mortgage note has an initial maturity date of July 15, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.85%. See “Note 6 to the Consolidated Financial Statements” above for more detail.
(4)	These properties include a $461.1 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 12 collateralized buildings. The mortgage note has a maturity date of January 1, 2029 and an interest rate of 2.85%. See “Note 6 to the Consolidated Financial Statements” above for more detail.
(5)	These properties include a $209.3 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 13 collateralized buildings. The mortgage note has an initial maturity date of July 16, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.50%. See “Note 6 to the Consolidated Financial Statements” above for more detail.
(6)	These properties include a $129.1 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the five collateralized buildings. The mortgage note has an initial maturity date of October 11, 2026 and the interest rate is calculated based on Adjusted SOFR plus a margin of 3.30%. See “Note 6 to the Consolidated Financial Statements” above for more detail
(7)	Includes site improvements as well as gross intangible lease assets of $498.1 million and gross intangible lease liabilities of $129.8 million.
(8)	As of December 31, 2023, the aggregate cost for federal income tax purposes of investments in property was $5.6 billion (unaudited).
(9)	See “Note 2 to the Consolidated Financial Statements” above for details of depreciable lives.
(10)	A summary of activity for investment in real estate properties is as follows:

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Investment in real estate properties:
Balance at beginning of period	$7,058,013	$4,916,055	$1,377,912
Acquisition of properties	128,886	1,888,644	3,507,041
Improvements	187,685	253,314	31,102
Balance at end of period	$7,374,584	$7,058,013	$4,916,055
Accumulated depreciation and amortization:
Balance at beginning of period	$(454,273)	$(186,269)	$(72,924)
Additions charged to costs and expenses	(296,156)	(268,004)	(113,345)
Balance at end of period	$(750,429)	$(454,273)	$(186,269)